UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

AMENDMENT NO. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS  ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(Name of Small Business Issuer in its charter)

                                         Nevada

 (State or  other  jurisdiction of incorporation or organization)               (IRS Employer Identification Number)

#777-916 West Broadway,

Vancouver,  British  Columbia,  Canada                                                                   V5Z1K7

(Address of  principal  executive  offices)                                                                                 (Zip Code)

Issuer's  telephone  number:       (604)  893-8778

Securities to be registered under Section 12(b) of the Act:

Title of each class

Name of each exchange on which

to be so registered

each class is to be registered

                     N/A                                                                                       N/A

Securities to be registered under Section 12(g) of the Act:

Shares with a par value of $0.001 per share

 (Title of class)

Page # of 91

TABLE OF CONTENTS

PAGE

PART I

Item  1.

Description of Business

4

Item  2.

Description of Property

20

Item  3.

Directors, Executive Officers and Significant Employees

20

Item  4.

Remuneration of Directors and Officers

23

Item  5.

Security Ownership of Management and Certain

24

Security  Holders

Item  6.

Interest of Management and Others in Certain Transactions

27

Item  7.

Securities Being Registered

29

PART II

Item  1.

Market Price of and Dividends on the Registrant's

Common  Equity  and  Other  Shareholder  Matters

30

Item  2.

Legal Proceedings

30

Item  3.

Changes in and Disagreements with Accountants

30

Item  4.

Recent Sales of Unregistered Securities

30

Item  5.

Indemnification of Directors and Officers

33

Item  6.

Management's Discussion and Analysis of

Financial Condition and Results of Operations

35

Item  7.

Part Financial Statements

46

PART III

Item  1.

Index to Exhibits

48

Item  2.

Description of Exhibits

48

SIGNATURES

50

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INTRODUCTION

THIS REGISTRATION STATEMENT ON FORM 10-SB, INCLUDING EXHIBITS THERETO, CONTAINS FORWARD-LOOKING STATEMENTS.  THESE FORWARD-LOOKING STATEMENTS ARE TYPICALLY IDENTIFIED BY THE WORDS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS", "FORECASTS", "PLANS", "FUTURE", "STRATEGY", OR WORDS OF SIMILAR MEANING.  VARIOUS FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE  FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DESCRIBED IN "RISK FACTORS" IN THIS  FORM  10-SB.  THE COMPANY ASSUMES NO OBLIGATIONS TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS, CHANGES IN ASSUMPTIONS, OR CHANGES IN OTHER FACTORS, EXCEPT AS REQUIRED BY LAW.

We urge you to be cautious of these forward-looking statements.  These statements only reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company.  When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of  forward-looking statements contained in this registration statement should be adhered to.  Prospective investors should be aware of the difficulties encountered by such new enterprises, as we face all the risks inherent in any new business, including:  competition, the absence both of an operating history and profitability and the need for additional working capital.  The likelihood of our success must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and  the competitive environment in which we will be operating.  Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  Herein, all references to "$" refer to U.S. Dollars and all references to shares refer to the shares in our capital stock with a par value of $0.001 per share.  Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

We are filing this Form 10-SB on a voluntary basis to provide current, public information to the investment community; to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in  our securities; and to comply with the reporting requirements for listing of our securities.  In the event our obligation to file periodic reports under the Securities Exchange Act of 1934 is suspended, we reserve the right to re-evaluate whether to continue filing periodic reports on a voluntary basis.

In this registration statement references to the "Company", "we", "us", and "our" refer to Broadway International Development Corporation.

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PART I

ITEM  1.

DESCRIPTION  OF  BUSINESS

We were incorporated in the State of Nevada on July 31, 2001 under the name "Magnum Industries Inc." for the purpose of conducting real estate development in the People's Republic of China ("China").  On May 16, 2002, our name was changed to "Broadway International Development Corporation".

We are a developer of real estate in China.  Currently, our business objective is to  complete  the development of our existing land with residential luxury homes and  commercial  space  for sale.

Our  current  project  is  our “Modern  Town” project (the “Modern Town Project”),  which consists of three phases of development.  Construction on Phase 1 began in June 2003 and was completed in October  2004 and consists of 1,230 units.  Phase II was scheduled to commence construction in June 2004 for completion in May 2005, but due to unexpected delays in finalizing zoning applications, construction was delayed.  We expect to finalize these applications early in 2005.  Phase  III  is  scheduled to commence construction in 2005 for completion in 2006.  Each  phase  will  not  be contingent upon successful completion of the previous phase. As  of  September 30, 2004 we  executed contracts for 1,071 units (86%) of a total of 1,238 units available.  These contracts will be closed when construction is completed.  We received deposits on the units totaling $25,355,830 (the “Deposits).

The Modern  Town Project is constructed on land licensed from the  Government  of  China for a period of 70 years, expiring on August 4, 2070.  This granting of licenses to land is a common  practice  in  China  as  all land is  government-owned  and  at  present,  no option  to  purchase  land  is  ever granted.  Pursuant to the laws of China, all land belongs to the government.  Regardless of whether real estate is purchased or sold for residential or business purposes, the purchaser will receive the ownership license and a permit to only use the land, as opposed to owning the land.

Upon  transfer  of title of the units to the owners, each unit will be assigned its portion of the 70  year license and we will not have any interest in such  units  that have transferred title.  Eventually when construction of all 3 phases  is completed and all units are sold we will not have any interest in the licensed  land  or  Modern  Town.

The  Deposits  (full  purchase  price)  that we have received have enabled us to maintain  our working  capital needs of approximately $600,000 per month.  Please refer  to  “Item 6.  Management  Discussion  and  Analysis-Plan  of  Operations”.  Current  market  demand  for the units has generated sufficient deposits to fund our  operations  to  date.

Other  investment  objectives  included  realizing capital appreciation from the sale  of  the  properties  within three to five years after such properties have been  developed  or purchased.  We also wish to generate cash from the properties by  the  leasing  of commercial space; in particular, ground level

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retail space.  Once  a  project  is  completed  and  fully  operational,  we intend to sell our interest  in  such  project,  thereby  generating  funds for further development projects.

Future projects are expected to be held for appreciation; however, if the current  market conditions continue , we may decide to sell our units as soon as construction  is  completed as we have done so for the Modern Town Project units.

Selection  of  Future  Development  Locations

We  anticipate  we  will  select  prime  locations in China to develop buildings associated  with  Modern Business Parks, and Luxury Apartments and Office Space  for  upper-income  groups,  which  is a rapidly growing segment in modern China.

Projected  Development  Types

(a)

Modern  Business  Parks

We  are  targeting  modern  business  parks as one of our developments, which we expect will then mostly be leased or owned by high technology companies, such as internet  and  software  development  companies.

(b)

Completion  of  Abandoned  Government  Projects

At  present,  Chinese State-owned enterprises are facing reform and many of them are  selling/exchanging  land  and buildings to obtain funds for re-development.  Due  to lack of funds or poor management, some state-owned real estate companies have abandoned developments resulting in unfinished buildings. . The majority of these  properties  are located in well-established urban areas. We will consider purchasing  these abandoned projects, redevelop and revive them, provided we can foresee  a  good  rate  of  return  in  a  reasonably  short  period  of  time.

(c)

Luxury Apartments and Office Space

Our  current  project  consists of development of a complex of luxury apartments with  hotel style amenities and adjoining office space called “Modern Town”.  It is common  in  China  for commercial and residential space to be constructed in the same  building.  In  fact,  some  floors  may  consist  of  both  commercial and residential  space.

The Modern  Town  Project is being built on the 18.68 acres of prime land we acquired through Changzhou  Broadway.  Changzhou Broadway acquired the 70 year license to this land from Changzhou Broadway Group  Co.,  Ltd. ("Changzhou Group") for consideration of 2,625,000 shares. The acquisition  was  a  non-arms length transaction as Mr. Jiang is the controlling shareholder  and  officer  of  both  Changzhou  Broadway  and  Changzhou  Group.

Changzhou  Group purchased the license from the Government of China on August 4, 2000  for $2,598,043 in an arm’s length transaction.  The license expires on August 4,  2070, at which time  owners will have the option to renew the license.

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The  land  is  located in downtown Changzhou, an approximate two and a half hour drive  from  Shanghai,  the  commercial  capital  of  China.

We  anticipate  that  we  will  develop  this  project  in three phases.  Phase I commenced  construction in June of 2003 and was completed in October of 2004. Phase II was scheduled to commence construction in June 2004 for completion in May 2005; however we are still in discussions with the Government of China to finalize zoning applications and therefore plans were delayed until the zoning applications have been completed.  Phase  III  is  scheduled to commence construction in 2005 for completion in 2006.  Each  phase  will  not  be contingent upon successful completion of the previous phase.

In  June  2003,  we  commenced  construction  of  Phase  I  on  our  Modern Town Project in downtown Changzhou, which will feature luxury apartments and  office  space.  We  received Deposits from the pre-sale of some of the residential  units.  After completion of Phase I in October 2004, title to the units were transferred to their respective owners.  The Deposits will be recognized as  revenue in our audited financial statements for the year ended December 31, 2004.

As  of  September 30, 2004 we  executed contracts for 1,071 units (86%) of a total of 1,238 units available.  These contracts will be closed when construction is completed.  We received deposits on the units totaling $25,355,830 (the “Deposits).

Our  corporate  office  is  located  at #777-916 West Broadway, Vancouver, British  Columbia,  Canada.  Our  operations office is located at 15 Huangshan  Road,  Changzhou  Hi-Tech  Development Zone, Jiangsu, China in Jiansu Province,  approximately  a  2  hour  drive  from  metropolis  Shanghai,  China.

We  have  not  been  involved  in  any  bankruptcy,  receivership  or  similar proceedings,  nor have we been a party to any material reclassification, merger, consolidation  or  purchase or sale of a significant amount of assets not in the ordinary  course  of  its  business,  not  disclosed  herein.

As  at  December  31, 2003, we did not generate any revenues and our accumulated deficit was $1,382,435.  As of September 30, 2004, we did not generate any revenues and the accumulated deficit was $ 2,285,546.  The increase was mainly due to advertising of the units and salaries paid as a result of hiring more employees.

Please refer to Item 6 in Part 2 for further detail on the results of operation under "Management  Discussion  and  Analysis  of  Financial  Condition  and Results of Operations".

PAST  OPERATIONS  AND  COMPANY  HISTORY

On  August  2,  2001, we entered into an Asset and Share Exchange Agreement (the "Agreement")  with Changzhou Broadway Business Development Co., Ltd. ("Changzhou Broadway"),  a  China  corporation,  whereby  we  acquired all of the issued and outstanding  capital  stock  of  Changzhou  Broadway.

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At  the time of the agreement, our sole officer and director was Mr. Jiaping Jiang, who was also an officer and director and principal  shareholder  of  Changzhou  Broadway.  Weimin Li was also an officer, director  and  principal  shareholder  of  Changzhou Broadway.  The agreement was therefore a non-arms length transaction.

The  purpose of this agreement was to reorganize ourselves in anticipation of becoming quoted on the Over-The-Counter Bulletin Board (“OTC BB”).

Pursuant to the terms of the Agreement, we issued a total of 22,750,000 shares  with  a  par  value  of  $0.001  per  share,  in exchange for all of the outstanding  common stock of Changzhou Broadway, consisting of 22,750,000 common shares  with a par value of $0.005 per share. As a result, a total of 22,212,500 shares  were  issued  to  eight  people and one company, all of whom are our officers, directors  and/or  principal shareholders.  The balance of 537,500 shares  were  issued  to  87  unrelated  third  parties.

The  following  table  lists our officers and principal shareholders immediately  after  the share exchange with Changzhou Broadway:

Percentage of Total

Name of Officer/Director/Principal Shareholder        Number of Shares                Total Shares Issued (1)

Jiaping Jiang, President and Director

6,112,500 (2)(4)

26.87%

Weimin Li, Secretary and CFO

2,712,500 (3)(4)

11.92%

Yafang Chen

 2,450,000 (5)

10.77%

Lu Jiang

2,375,000 (5)(6)

10.44%

Meixiu Xu

 2,250,000 (5)

 9.89%

Fengguan Pan

 2,137,500 (5)

9.40%

Fang Jiang

 2,125,000 (5)(7)

 9.34%

Aihua Yan

 2,050,000 (5)

 9.01%

Unrelated third parties

 537,500

2.36%

(1)

Based  on  the  total  number  of  22,750,000  shares  issued.

(2)

Of  the  6,112,500  shares,  2,362,500  shares  were  held  in  the name of Changzhou Group, of  which  Mr. Jiang, beneficially owns a 90% interest. (See Note 4 below).  Mr.  Jiang  owns  3,750,000  shares  directly.

(3)

Of  the 2,712,500 shares, 262,500 shares were held in the name of Changzhou Group,  of  which  Ms.  Li,  beneficially  owns a 10% interest. (See Note 4 below).  Ms. Li owns 2,450,000 shares directly.

(4)

On  May  30th,  2003,  Changzhou  Group  transferred  the  2,625,000 shares beneficially  owned  by it (2,362,500 held by Mr. Jiang and 262,500 held by Ms.  Li)  to  Broadway  Investment.  Mr.  Jiang  is  the  beneficial  owner of a 100% interest in Broadway  Investment.

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(5)

On  May  30,  2003,  these  principal shareholders disposed of their shares resulting in new principal shareholders and existing principal shareholders now  holding  less  than  5%  of  the outstanding shares. Refer to “Item 5 - Security  Ownership  of  Management  and Certain Security Holders" herein.

(6)

Lu  Jiang  is  the  daughter  of  Jiaping  Jiang

(7)

Fang  Jiang  is  the  father  of  Jiaping  Jiang

The  asset  of  Changzhou  Broadway consists primarily of a 70 year license (the "License")  from  the  Government  of China to use 18.68 acres of prime land for development  in downtown Changzhou, (the "Licensed Land") an approximate two and a  half  hour  drive  from  Shanghai,  the  commercial  capital  of  China.

The  value  of  the  land is determined by the Government of China, based on the size  of  the property. Therefore, the License does not have a market value in  the same manner as North America.  Changzhou Group purchased the License from the  Government  of  China  in  an arms length transaction on August 4, 2000 for $2,598,043.  Changzhou  Broadway  acquired  the License  from Changzhou Group for 2,625,000  of its shares  and such shares issued were based on the value  of  the  license  with no appreciation.  Changzhou Group therefore did not receive  a  profit  from  the  disposition.

Changzhou  Group  held these shares up until May 30, 2003 when these shares were transferred  to  Broadway  Investment.  Mr.  Jiang  holds  the  2,625,000 shares indirectly through Broadway International Investment Co. Ltd. Please see “Item 5 - Security  Ownership  of  Management  and Certain Security Holders".

Our  Modern  Town  Project  is currently being developed on the Licensed Land.  A portion  of  the Licensed Land will also be used to cultivate grass and trees to preserve  the  Licensed  Land's  geology.  The Modern Town Project is subject to government  inspections  prior to passage of title to new owners.  The purpose of the  inspection  is  to  ensure that real estate developers adhere to government standards  of  quality and safety.  An extension of the License may be applied for  by the owners at the time when the license expires in August of 2070.  This  granting  of  licenses to land is a common practice in China as all land  is  government-owned  and  at  present, no option to purchase land is ever granted.

Upon transfer of title, each unit is allocated its portion of the  License.  Upon  expiration  of  the  License , the new owners will have the first right of  applying  for  an  extension of their portion of the License.

We  will  not  have  any  interest  in  such  units that have transferred title.  Eventually  when  construction  of  all 3 phases are completed and all units are sold  will  not  have  any  of  interest  in  the  licensed land or the Modern Town Project.

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MANAGEMENT  AND  CERTAIN  SECURITY HOLDERS

We issued an additional 2,250,000 shares in July and August 2001 to two consultants  and  their  personnel in exchange for services rendered. The shares issued  to  the  consultants  were  as  follows:

McLaren  Consultations  Ltd.

625,000

En  Marine  International Group Inc.

1,625,000

Total

2,250,000

Pursuant  to  our  agreement  dated July 31, 2001 with McLaren Consultations  Ltd.  ("McLaren"),  McLaren  agreed  to  provide  corporate  and financial  services  , which services include corporate secretarial services and legal  services.  Anne  McLaren  is  the  President  of  McLaren.

To  date,  McLaren  has provided general corporate services, such as maintaining and  updating  the  corporate records and acting in an advisory capacity for us.

En Marine International Group Inc. (“En Marine”) arranged for our corporate restructuring in order to combine our interests with Changzhou Broadway to allow us to capitalize on its presence and operations in China while having Changzhou Broadway benefit from seeking listing for quotation on the OTC BB.  En Marine prepared the necessary agreements and documentation, including the Share Exchange Agreement (the “Agreement”).  At the time the Agreement was signed, Mr. Jiaping Jiang was a director and officer.  Mr. Jiang is also an officer and director of Changzhou Broadway and therefore the Share Exchange Agreement was a non arms length transaction.   Prior to entering into this agreement, the Company had not issued any of its shares and was an inactive with no assets, liabilities, or equity.  En Marine is a Chinese corporation, and is unrelated and not associated with any of Changzhou Broadway, the Company, or Jiaping Jiang.

Pursuant  to  an  Agreement  dated August 2, 2001, En Marine was retained by us to  assist  it  in  our future private placement funding on an ongoing basis.  As  consideration  thereof,  we agreed to issue an aggregate of 1,625,000  common  shares  to  En  Marine  and  its  personnel,  as  follows:

En Marine

620,000

Quartz International Group Inc.

375,000

Mingzhe  Ouyang

5,000

Yuh  Hsin  Liu

625,000

1,625,000

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INDUSTRY  BACKGROUND  AND  STATUS

On  December  11,  2001,  China  became a member of the World Trade Organization ("WTO").  This  was  a significant event for China and for the other WTO members as  it  took  15  years  to  conclude  negotiations.  Accession  into the WTO is expected  to  fuel  China's  economic growth and modernization.

The  Real  Estate  Development  Revolution

We  believe  that  by  China joining the WTO, it will send a positive message to foreign  companies  about  China's  commitment  to  economic and market reforms.  Demand  from  foreign companies as well as emerging domestic companies, (primary occupants  of  top-quality  commercial,  industrial and residential projects) is likely  to  increase  as  new  companies  enter  the market and others expand as restrictions  are  gradually  lifted.

We  believe,  based on the past experience of our management that we have a high chance  at  success  in  the Chinese real estate development business because of management's  know-how,  connections,  past  performance  and cost-effectiveness programs.

Demand  for  Real  Estate  Development

The  top four industries that have utilized the highest percentage of commercial space  in  Shanghai  are the financial and professional services, manufacturing, information  technology,  and  high-technology sectors.  Amongst all the industry types,  the  financial  and  professional  services  is  expected to command the highest growth and already two international banks have been awarded licenses to conduct  retail-banking  operations  in  foreign  currencies.

OUR  PRINCIPAL  PRODUCTS  AND  SERVICES  AND  THEIR  MARKETS

Our  primary  mission  is to develop real estate in China by taking advantage of China's  strong  economic  growth,  which we believe, based on management's past experience,  will  result in an increasing need for top quality office space and high-end  residential  luxury  homes.

Through Changzhou Broadway, we acquired the License to 18.68 acres of prime land for development in downtown Changzhou, where we are constructing our Modern Town Project.

Changzhou  is  in  the province of Jiangsu and is approximately a two and a half hour  drive  from  Shanghai, the commercial capital of China. As a result of the rapid  growth of Shanghai, Changzhou is developing into an outskirt of Shanghai.  The  population  of  Changzhou  is  over  one  million  people.

Changzhou  is  located  at  southern  Jiangsu province, which is one of the most developed  economies  in  China.  It  is  comprised  of,  and  surrounded  by, economically  developed cities and towns. It has an affluent population that are buying  top-grade  properties  and commercial buildings for business, investment and  residences.

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The  Modern  Town  Project  will be developed on the Licensed Land.  The Licensed Land  is  at  the  junction  of  two  major  arterial  roads  within  the  prime commercial/residential and cultural center of the New District of Changzhou City and  occupies  an  area  of 18.68 acres.  The initial development of the Licensed Land  is  planned  in 3 phases and is anticipated to be completed by 2006 as set out  below.  Approval for the above project plan of development has been obtained and  the  construction  commenced  in  June  of  2003.

The  Modern  Town  project  is planned  in  three  phases,  as  follows:

Phase  I  will  consist  of  the  development  of  a  12 floor complex of luxury apartments  with  hotel  style  amenities  and  adjoining  office  space.

The  first two floors will be occupied by business only and a portion of the 3rd floor  will  be  used  as  a  common  area. The remaining floors will consist of residential  and  commercial  space.

It  is common in China for commercial and residential space to be constructed in the  same  building.  In  fact,  some  floors may consist of both commercial and residential  space.

Phase  I  commenced construction in June of 2003 and was completed in  October  of 2004 . Proceeds received from the pre-sale of units of the Modern Town  Project  (the  "Deposits"-100%  of the purchase price of units) are recognized  as Deposits and were not recognized as revenue until title passed to the owners after completion of Phase I  in  October  of  2004.

Phase  II  will  also  consist of the development of a 12 floor complex of luxury apartments  with hotel style amenities and adjoining office space.  Phase II is an independent  complex  separate  from  Phase  1.  We  have obtained the necessary permits  to  develop  this portion of land, although we are still in discussions with the Government of China regarding zoning matters.  As a result, our commencement as of June 2004 for completion in May 2005 has been delayed.  We expect to finalize the zoning applications and commence construction in early 2005.

Phase  III is  currently  being  prototyped.  We  hope  to  finalize  the  design specifications  and  to  begin  construction  in  late 2005 for completion in 2006.  Phase III is also an independent complex separate from Phase I and  II.  We  have  obtained the necessary permits to develop this portion of the land.

We  are  not  restricted  from  using  the  Deposits  prior  to  completion  of construction.  The  Deposits  received  have  been  used  to  cover  office  and administrative  expenses  and  also  to  fund  construction

The  Deposits  are due 7 days from the date that a contract  to purchase a unit is signed by a purchaser (the "Purchase Contract").  If  after  7  days, the Deposit is not advanced, the Purchase Contract is deemed null  and void and in addition, 5% of the Deposit is payable to us.  Once a Deposit is made, the Deposit is non- refundable unless delivery of the unit was delayed.  In Phase I all of the units were delivered on time and accordingly, no penalties were payable by us.  There  are  no related parties involved in these transactions.

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The  Purchase  Contract  stipulated  that completion of the unit would be on or before October  30,  2004.  Phase I was completed as of October 30, 2004.

While we are not dependent on a few major customers, we are dependent on 3  major  suppliers  of  construction  materials  such  as  steel, concrete, electrical  apparatus,  and  other  materials  needed  for  the  foundation  and structure  of  Modern  Town.  There  are  a limited number of suppliers of these materials  in  the  region.  25%  of these materials are purchased from these 3 unrelated  and  unassociated  suppliers.  We  do  not  have contracts with these suppliers.  Negative market conditions may result in increases in prices of these materials,  resulting in a decrease in our profitability.  If these suppliers are not  able  to deliver necessary materials, construction may be delayed until the materials  have  been  acquired  or  indefinitely.

These suppliers are as follows:

Jin Jiang Shen Zhou Air-conditioner Equipment Co., Ltd.

Contacts: Jianxing Wang, Yongkang Zhu

Changzhou Xi Ao Co., Ltd.

Contact: Qing Chen

Jiang Su Chang Hong Steel Construction Co., Ltd.

Contact: Yongqing Qian

The  remaining  75% of materials, mostly relating to the interior of the Modern Town Project, such  as  paint,  doors,  moldings,  glass  are  purchased  from over 50 various suppliers.  We are  not  dependent on these suppliers for materials as such  materials  can  be  purchased  from  other suppliers than may offer a more competitive  price.

To  date,  we  have  not encountered any problems that would affect the delivery date of the Modern Town units, nor have we experienced a significant increase in prices  of  materials.

The Modern Town Project is subject to government inspections prior to passage of title to new owners. The purpose of the inspection is to ensure that real estate developers  adhere  to  government  standards  of  quality  and  safety.

Other Government regulations that we must adhere to are:

•

Any  structures  being constructed must be either residential or commercial use

•

All  structures  must  be  within  certain  dimensions

•

Public infrastructures must be in place such as electrical and telephone poles, underground  pipe  system

•

There  must  be  various  safety access routes in case of emergencies such as a fire  or  earthquake

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•

Construction must not violate Environmental Laws in effect

•

Construction was to have been completed by December 31, 2003 unless deferral was approved by  the  Government of China.  Deferral is automatically approved if the foundation of the project has been laid.  We met this requirement as Phase I began construction in June 2003.

•

Compliance with certain infrastructure standards

We have not violated any of the above noted regulations. Please refer to exhibit  10.1  for  more  detail.

The  real  estate  industry  is  growing  and  there  are no unusual competitive conditions  to our  knowledge  except as discussed herein. The selling  price  for  residential and commercial units is expected to increase if the market conditions prevail. Based on the current market conditions, we do not expect  to  be  subject  to  any  cyclical  periods.

PROJECT  FUNDING

The  operating  activities  of  the  Modern  Town  Project were initially financed by Mr. Jiaping Jiang, an officer, director and principal shareholder of the  Company,  by either infusing equity capital or providing shareholder loans.    Mr.  Jiang  may  also  advance  funds  indirectly  through Changzhou Group, Broadway  Investment and Huiton International Development Co.  Ltd.  Additional financing has been derived from the Deposits received from the pre-sale of our Phase I Modern Town Project units.

We  estimate  that  we  will  require  an  additional  capitalization  of approximately  $22 million, to complete Phase II and  $22  million  to  complete  Phase  III, for a total of $44 million needed to complete  the  development  of  the  Modern Town Project. Please refer to “Item 6.  Management  Discussion  and  Analysis-Plan  of  Operation” for more detail.

In  the  event  that  we  require  additional  capital  to  fund  our operations,  Mr.  Jiang will have sufficient capital to finance the development.  However,  due  to current positive market conditions, we expect to finance the majority of the  development through the pre-sale of units as we have done for Phase I of the Modern  Town Project.

ADVANTAGES  OF  THE  PROJECT

The  Modern Town Project is located at the commercial and cultural center in the New  District  of  Changzhou,  Jiangsu.  It  is  surrounded by well-established, affluent  communities,  complete public facilities and excellent transportation.

Commerce,  education,  science and technology resources surround the Modern Town Project  and  no  projects  of  a  similar  nature have yet been developed, thus creating  a  niche  market for us.  The development block neighbors an important  line  in the center of the City, North Jinling Road, which

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comes from the  center  of  the  city  to  the  doorstep of the development block.  It also provides  excellent  facilities for those who own private cars.

The  Modern  Town  Project  is  also  located  at  the  center  of  the 10-thousand-ton-level  wharf  called  Changzhou  Harbor,  which was built by the China  government near the Yangtze River on the Shanghai-Nanjing Expressway, and is 3 kilometers from the railway station. Management believes that the Changzhou Harbor  will  provide  a  superior  geographical  location  and  convenient transportation for the Modern Town Project. Construction of the Changzhou Harbor began  in  September  of 1995 and was completed at the end of 2000. It now has 9 production  docks  transporting  goods such as coal, petroleum and other various types  of  cargo.

MARKETING

Our  sales  force  will consist of a team of commissioned sales people, which is customarily  utilized in China. Commissions will vary, but are generally between 2%  to  5  %  of  gross  sales.  We have also utilized real estate agents whose commissions are also based on gross sales.

OUR  TARGET  MARKETS

Our  business objective is to complete the development of the Licensed Land with our  Modern  Town Project which consists of commercial and luxurious residential homes  for  sale  to  a  growing  affluent  population.

As  of  September 30, 2004 we  executed contracts for 1,071 units (86%) of a total of 1,238 units available.  These contracts will be closed when construction is completed.  We received deposits on the units totaling $25,355,830 (the “Deposits).

COMPETITION

Changzhou  is currently being heavily expanded and developed with the assistance of  its  government. We anticipate that there will be extensive competition from other  companies  and businesses, including some large, multi-national hotel and resort  developers. To the knowledge of management, there are currently no other facilities  in  the  area  similar  to  our  Modern  Town  project, although new developments  are  being  continuously  developed.

Our  competitors  include established real estate development companies.  Many of our  current  and  potential  competitors  have  longer  operating histories and financial, sales, marketing and other resources substantially greater than ours.  As a result, our competitors may be able to adapt more quickly to  changes  in customer needs or to devote greater resources than we can to the sales  of  our  real  estate  projects.  Such  competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors, by offering new or improved products or by increasing their efforts to  gain  and retain market share through competitive pricing.  As the market for real estate development matures, price competition and ability to purchase prime real  estate  for  development  has  intensified  and  is  likely to continue to intensify.  Such competition has adversely

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affected, and likely will continue to adversely  affect,  our  gross profits, margins and results of operations.  There can  be  no  assurance  that we will be able to continue to compete successfully with  existing  or  new  competitors.

EMPLOYEES

At the present time, we employ 10 part-time and 70 full-time salaried employees filling  positions  in  our  Marketing,  Accounting,  Information  Technology, Administration  and  Engineering  Departments.  We believe we have a good working relationship  with  all  our  employees.

Our officers and directors do not receive a salaries for their services.  We also subcontract  work  on  our  development  projects  to  unrelated  third parties.

RISK  FACTORS

Much  of  the information included in this Registration Statement includes or is based  upon  estimates,  projections or other "forward-looking statements". Such forward-looking  statements  include projections or estimates made by us and our management  in  connection  with  our  business  operations.  While  these forward-looking  statements,  and any assumptions upon which they are based, are made  in  good faith and reflect our management's current judgment regarding the direction  of  our  business,  actual results will almost always vary, sometimes materially,  from any estimates, predictions, projections, assumptions, or other future  performance  suggested  herein.  We  undertake  no  obligation to update forward-looking  statements  to  reflect events or circumstances occurring after the  date  of  such  statements.

Such  estimates,  projections  or  other  "forward-looking  statements"  involve various  risks  and uncertainties as outlined below. We caution the readers that important  factors  in  some  cases  have  affected  and,  in  the future, could materially  affect  actual results and cause actual results to differ materially from  the  results  expressed  in  any  such  estimates,  projections  or  other "forward-looking  statements". In evaluating us, our business and any investment in  us,  readers  should carefully consider the following factors. These risk factors  include  but  are  not  limited  to  :

General.  Our  real estate development business is subject to various risks including, without limitation, risks relating to the ability to locate and consummate  the  acquisition  of  suitable parcels of land, the availability and timely  receipt  of  zoning,  land-use,  building,  occupancy and other required regulatory  permits or approvals, the cost and timely completion of construction (including  risks  from  causes  beyond  our  control,  such  as  weather, labor conditions or material costs and shortages) and the availability of financing on favorable terms. These risks could result in substantial unanticipated delays or expense  and,  under  certain  circumstances,  could  prevent  completion  of development activities, any of which could have a material adverse effect on our business.

History of Losses.  We  have had a history of losses and expect to continue to incur  losses, and may never achieve or maintain profitability. We have incurred losses since we began our operations as a development stage company, including a consolidated  loss  of  $149,932 for the year 2003 and an accumulated loss of $1,382,435 through the year  ended  December  31, 2003.

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For the six months ended June 30, 2004, we incurred  a  loss of $585,480, with an accumulated loss of $1,967,915.  For the nine months ended September 30, 2004, we incurred a loss of $903,111, with an accumulated loss of $2,285,546.

We expect to spend significant amounts of capital to  enhance  our  products,  develop  further  sales  and  operations,  and fund expansion.  As  a  result, we will need to generate significant revenue to break even  or  achieve profitability. Even if we do achieve profitability, we may not be  able  to  sustain  or increase profitability on a quarterly or annual basis.

Liability.  We  act  as  general  contractor  on  our  construction  projects. Construction services are performed by us and by unaffiliated subcontractors. As general  contractor,  we  are  responsible  for  the  performance  of the entire contract,  including  work  assigned  to unaffiliated subcontractors.

Real Estate Investment Risks.  Our  present  and  future  portfolio  property investments  are  subject to varying degrees of risk. Revenue from our portfolio properties  and  their  values  may  be  adversely  affected by general economic conditions (including business levels and unemployment rates), local real estate conditions  (such  as  oversupply  of  or  a  reduction  in  demand  for similar properties),  the afford ability of competitive alternative properties, increased operating  costs,  governmental  regulations  and  applicable  laws  (including zoning).

Refund of Proceeds Received on Pre-Sale of Modern Town Project Units. The Purchase Contact  on  the pre-sale of Phase I of our Modern Town Project units had a clause that stipulated that completion of the  units  was  to be on or before October  30,  2004 or penalties would be incurred by us.  We confirm that Phase I was completed by October 30, 2004 and accordingly, no penalties were incurred.   This will be a standard clause our contracts for sales of units of Phase II and III of Modern Town.

Dependence on a Few Major Suppliers for Construction Materials.  25%  of construction  materials are purchased from a few suppliers. We do not have  contracts  with these suppliers. Market conditions may result in increases in  prices  of these materials. If these suppliers are unable to provide us with materials,  construction  may  be  delayed  indefinitely.

Government Inspections.  The  Modern  Town  project  is  subject  to government inspections  prior  to  passage  of  title to new owners. This ensures that real estate  developers  adheres to government standards of quality and safety. These inspections may delay the delivery of the Modern Town Project units to the new owners in which  case we may have to refund a portion or all of the purchase price. Please refer  to  "Refund of Proceeds Received on Pre-Sale of Modern Town Project Units" as above.

Illiquidity of Real Estate. Real estate investments are relatively illiquid and, therefore,  our ability to vary our portfolio promptly in response to changes in economic  or  other  conditions  will  be  limited.

Our Short Operating History Makes our Business Difficult to Evaluate. Due to our short  operating  history,  there  is  little  information upon which to base an evaluation  of  our business and prospects. We have sustained steady losses as a development  stage  company and accordingly, do

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not have a significant operating history  upon  which  to  base  an  evaluation  of  our  business and prospects.  Consequently,  our  business  and  prospects  must be considered in light of the risks,  expenses  and  difficulties frequently encountered by companies in their early  stage of development. Some of these risks and uncertainties relate to our ability  to  develop,  market, sell our real estate development projects, and to attract,  retain  and  motivate  qualified personnel. To address these risks, we must  successfully  implement our business plan and marketing strategies. We may not,  however,  be  able  to  successfully  implement  all  or some parts of our business  strategies or successfully address the risks and uncertainties that we encounter.  In  such  a  situation, our results of operation would be negatively affected  and  our  business  could  fail.

Revenues.   Future  revenues  will  depend  on  our  ability  to  develop viable properties and thereafter to market those properties. There is no assurance that we  will  meet  our objectives or earn any revenues.  We are engaged in business for  profit,  but  cannot  predict  future  profitability.

Uninsured Loss.  We do not carry comprehensive liability, and all-risk (at full replacement  cost) insurance with respect to all of the properties we own or may own,  with  policy  specifications,  insured  limits and deductibles customarily carried  for  similar  properties  by  carriers deemed capable of providing such coverage. An uninsured loss could have a material adverse effect on our business.

Financing.  The  real  estate  development  business  is  capital  intensive and requires  significant  up-front  expenditures  to  acquire  and entitle land and commence development.  There can be no assurance that we will be able to finance our  development  activities  on  acceptable  terms  or  at  all.

Future Capital Requirements.   If  capital  requirements  vary materially from those  currently  planned,  we may require additional financing. There can be no assurance  that  we  will continue to have access to funds sufficient to finance future growth or, if available, that funds will be available on terms acceptable to us.  We have no commitments for any additional financing, and there can be no assurance  that  any  such commitments can be obtained on favorable terms, if at all.  Any  additional  equity  financing  may  dilute  the  interest  of  our stockholders,  and  debt  financing,  if  available,  may  involve  restrictive covenants  with respect to dividends, raising future capital and other financial and  operational  matters.  We  may  not  be  able  to  continue  operations  if additional  financing  is  not  obtained.

Please  refer  to  “Item  6  Management's  Discussion  and  Analysis of Financial Condition  and  Results  of  Operations-Plan  of  Operations”.

Competitiveness of Industry. The real estate industry is highly competitive. We compete for desirable properties, financing, raw materials and skilled labor. We compete against numerous developers and others in the real estate business, many of  which  are  larger and have greater financial resources and better access to capital  markets  than us. We compete on the basis of a complete package of real estate  properties  we  will  offer  to  our  customers, as well as management's reputation for fair pricing and quality construction. We also compete with other owners  and operators of real properties for tenants and buyers of the portfolio properties  we  may  own  and  operate.

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There  can  be  no  assurance  that  any  competitors will not develop and offer similar  projects, or even superior, to the projects to be developed and offered by  us.  Such  competitiveness  is likely to bring both strong price and quality competition  to  the sale of our projects.  This will mean, among others things, increased  costs in the form of marketing, building and customer services, along with  a  reduction in pricing.  Generally, this will have a significant negative effect  on  our  bottom  line  profits.

We  believe  that  our  ability  to  compete  successfully  in  the  real estate development  market  depends  on a number of factors, including market presence, quality  of  workmanship,  the  adequacy  of  our customer support services, our competitors  and  our suppliers and industry and general economic trends. There can  be  no  assurance  that  we  will  have  the financial resources, technical expertise  or  marketing  and  support  capabilities  to  compete  successfully.

Market Risks.  Any  time a new business venture or project is introduced into a market,  there is a substantial risk that revenues will not meet expectations or even cover the cost of operations.  General market conditions might be such that sales  will  be  slow or even non-existent, and/or the property itself might not fit the needs of buyers enough to induce sales.  While we anticipate the ability to  sell  the  office space or residences we develop, there is no way to predict the  volume  of  sales  that  will  occur or even if sales will be sufficient to support  our  future  operations. Numerous factors beyond our control may affect the marketability of the properties offered and developed. These factors include consumer  demand,  market  fluctuations, the proximity and capacity of suppliers and  government  regulations,  including  regulations relating to prices, taxes. The  exact  effect  of  these  factors  cannot be accurately predicted, but it's possible  they may result in us not receiving an adequate return on our invested capital.

Management of Potential Growth.  To manage any future growth, we must continue to  implement  and  improve our operational and financial systems and to create, train  and manage our employee base. We can provide no assurance that we will be able  to  effectively  manage  the  expansion  of  our  operations,  or that our infrastructure,  facilities, systems, procedures or controls will be adequate to support  our  operations.  Our inability to effectively manage our future growth could  have  a  material adverse effect on our business, financial condition and results  of  operations.

There  can  also  be  no  assurance that our infrastructure, technical staff and resources  will  be  adequate  to  facilitate  our  growth.  We believe that our ability  to  produce  and complete real estate development projects will largely depend  on  our  ability  to  attract,  identify,  train,  integrate  and retain qualified personnel.  Failure to provide adequate personnel could therefore have a  material  adverse  effect on our business, financial condition and results of operations.

Dependence on Key Personnel.  We are substantially dependent upon the efforts and  skills  of  our  executive officers. The loss of the services of any of the executive  officers  could  have  a  material  adverse  effect  on our business.

Control by Current Stockholders.  Our insiders, being the directors, officers and  principal  shareholders,  own  an  aggregate of approximately 59.41% of our outstanding  shares.  As  a  result,  the  insiders  will be able to control the outcome  of all matters requiring stockholder approval and

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will be able to elect all  of  our  directors.  Such  control,  which may have the effect of delaying, deferring  or  preventing  a  change  of  control, is likely to continue for the foreseeable  future  and  significantly  diminishes  control and influence which future  stockholders  may  have  in  our business. See "Principal Stockholders."

Due  to  the controlling amount of our officer and director's share ownership in our  company,  if  they  decide  to  sell their shares in the public market, the market  price of our stock could decrease and all shareholders suffer a dilution of  the value of their stock. If our officers and director decide to sell any of their  common  stock, they will be subject to Rule 144 under the Securities Act of 1933.  Rule  144  restricts the ability of directors and officers (affiliates) to sell their shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of  the  issuer;  or  (2)  the  average  weekly  reported  trading volume in the outstanding  common  stock  reported on all securities exchanges during the four calendar  weeks  preceding  the  filing of the required notice of the sale under Rule  144  with  the  SEC.

We Carry No Insurance Policies. We currently carry no policies of insurance to cover  any type of risk to our business. It is standard practice in China not to carry  such  insurance.

Government Regulation. Our projects are subject to various laws and governmental  regulations  relating  to our business operations and project developments, such as zoning requirements. We believe we are currently in compliance with all laws, rules  and  regulations applicable to our projects and properties and such laws, rules and regulations do not currently have a material impact on our operations.  However, due to the increasing popularity and growth in development in the areas of  China  where our present and future projects will be developed and operated, it  is  possible  that  new  laws,  rules and/or regulations may be adopted with respect  to  our  projects or proposed projects. The enactment of any such laws, rules  or  regulations in the future may have a negative impact on our projected growth, which could in turn decrease our projected revenues or increase our cost of  doing  business.  Also, zoning applications made with government city planning authorities may delay construction indefinitely.  Phase II of our the Modern Town Project was delayed as a result however we expect to be granted these application early in 2005.

No Public Market for Common Stock. There is no public market for the common stock.  Although we intend to apply for quotation of our common stock on the OTC BB,  there  can be no assurance that, even if our common stock is approved  for  quotation,  an  active  trading  market for our common stock will develop  or  be  sustained.

If We Become Quoted on the OTC BB the Trading in Our Shares May be Regulated by the Securities and Exchange Commission Rule 15g-9 Which Established the Definition of a “Penny Stock”.  The  Securities and Exchange Commission Rule 15g-9 established the definition of a  "penny  stock",  for  the  purposes  relevant  to  the company, as any equity security  that  has  a  market  price  of  less  than $5.00 per share or with an exercise  price of less than $5.00 per share, subject to certain exceptions. For any  transaction  involving a penny stock, unless exempt, the rules require: (i) that  a  broker  or  dealer approve a person's account for transactions in penny stocks;  and  (ii)  the  broker  or  dealer  receive from the investor a written agreement  to  the  transaction,  setting forth the identity and quantity of the penny  stock  to  be  purchased.  In  order  to  approve  a person's account for transactions  in  penny  stocks,  the broker or dealer must (i) obtain financial information

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and investment experience objectives of the person; and (ii) make a reasonable  determination that the transactions in penny stocks are suitable for that  person and the person has sufficient knowledge and experience in financial matters  to  be capable of evaluating the risks of transactions in penny stocks.  The  broker  or  dealer  must  also deliver, prior to any transaction in a penny stock,  a  disclosure  schedule prepared by the Commission relating to the penny stock  market,  which,  in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer  received  a  signed,  written  agreement  from the investor prior to the transaction. The effective result of this Rule 15g-9, is that if the share price is  below  $5.00  there  will  be fewer purchasers qualified by their brokers to purchase  shares  of  the  company,  and  therefore a less liquid market for the securities.

Dividends are Unlikely  We do not expect to pay dividends for the foreseeable future  The  payment  of  dividends,  if any, will be contingent upon our future revenues  and  earnings,  if  any,  capital  requirements  and general financial condition.  The  payment  of  any dividends will be within the discretion of our Board  of  Directors  as  constituted.  It  is  our  expectation that any future management  will determine to retain all earnings, if any, for use in the future business  operations  and  accordingly,  we  do  not  anticipate  declaring  any dividends  in  the  foreseeable  future.

ITEM  2.     DESCRIPTION  OF  PROPERTY

We  maintain  our  corporate  office for North American investor relations and U.S. regulatory reporting at #777-916 West Broadway, Vancouver, British  Columbia,  Canada.  Our office in China is located at 15 Huangshan Road, Changzhou  Hi-Tech  Development Zone, Jiangsu, China, which is approximately a 2 hour  drive  from the city center of Shanghai.

Our  China  office is used for carrying out our operations in China. Our Modern Town  Project  is  being  conducted through  this  office.

Through  Changzhou  Broadway we  own  the License from the Government  of  China  to  use  18.68  acres  of prime land for development. The Licensed  Land  was  valued  at  approximately  $2,600,000  at  the  time of the acquisition.

ITEM  3.     DIRECTORS,  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES

The  following  information  sets forth the names of our officers and directors, their  present positions, ages and biographical information.  Also provided is a brief  description  of  the  business  experience of our directors and executive officers  and significant employees during the past five years and an indication of  directorships  held  by  the  directors  in  other  companies subject to the reporting  requirements  of  the  Securities  Exchange  Act  of  1934.

Name

Age

Position

Jiaping Jiang

50

President and Director

Weimin Li

43

Secretary and Chief Financial Officer

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Jiaping Jiang – President, CEO and Director:  Mr.  Jiang  is a lawyer by profession and studied corporate, business management and  law  specialties.  He  earned  several  college  certificates  and obtained qualification  as  a  lawyer  from  China  Zhong  Yang  Dian Da University after completion  of the national unified examination in 1988. Since that time, he has practiced  law.  In  1991,  he  joined  Changzhou  Broadway Electronic Technique Development  Co.  Ltd.  as General Manager. In 1995, he was appointed as General Manager  of  Changzhou  Broadway  Business  Development Co., Ltd and in 1996; he became General Manager of Changzhou Broadway Group Co., Ltd. Mr. Jiang holds the following  memberships  or  posts:

Date

Organization

Position held

06/1992

Changzhou  Industrial & Commerce Assoc.

Member of Committee

09/1994

Jiangsu Industrial & Commerce Assoc.

Member of Committee

10/1994

 Changzhou Politics Negotiation Committee

Member of Committee

05/1995

Jiangsu Private Enterprise Assoc.

Vice-President

04/1998

People's Government of Changzhou

Administrator

03/1999

Changzhou Communist Ministry

Consultant

11/2002

Changzhou Communication Assoc.

Vice-President

Mr.  Jiang  also  received  the following awards for his contribution to various organizations:

Date

Organization

06/2000

Communist Party Committee-Changzhou

06/2002

Changzhou Human Resource Bureau

04/2003

Changzhou Labouring Committee

06/2003

Changzhou Municipal Commercial Union

Mr.  Jiang  brings  his expertise in law and business management, including  the ability to interpret rules and regulations, financial management; excellent  leadership  ability,  market  operations  and  the  creation  and implementation  of  long-term  development  of  the  enterprise.

Through  past  experience,  Mr. Jiang, through Changzhou Group, has demonstrated his  ability  to  provide  real estate developments through development projects constructed  in  the  past  such  as:

The  Imperial Garden Project is a luxury villa development, which is marked with British  imperial  garden  scenery,  a technologically-advanced security system, with  an international business club. Previous to this successful development by Changzhou  Group,  there  were  no luxury villas of this stature in Changzhou at that  time  and  there were no competitors. To date, Changzhou Group has sold 50 suites, representing a firm commitment for sales of over 80% of the project, for a total volume of sales of $9.16 million and a return on investment of 95%. This successful  project provided Changzhou Group with important experience, tangible assets  and  capital  and  built a foundation for further successful development projects.

In  September  2000,  Changzhou  Group developed a hotel-style apartment complex with  250  suites  and  business  offices  with  the concept of "luxury villas".  Changzhou  Group  received firm

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commitments for 90% of the project, representing sales volume of $4.53 million within a year, with a return rate on investment of 96%.

Mr.  Jiang  devotes  approximately  40  hours  per  week of his time to our business.  Mr.  Jiang  does  not  receive  a  salary  but may be compensated upon realization  of  revenues  depending on the outcome . To date, Mr. Jiang has not accrued  for  any  salaries.

Ms. Weimin Li, Director and Secretary, Founder:  From  1989  to  1990 Ms. Li was the Deputy General Manager of Changzhou Broadway Transportation Co., Ltd.  During that time, it became one of the top 10 companies in  the  civil  transportation  sector in Changzhou.  During her tenure as Deputy General  Manager  of  Changzhou  Broadway  Electronic Technique Development Co., Ltd. ("Broadway  Electronic"), producer  of  security  and  fire  detection equipment, she built up and perfected the daily working system of corporate and  financial management systems which allowed her to win the Grade "AA" Credit  Reputation  from  Changzhou's Bank of Industry and Commerce for 10 years since  1992  whereby  her  daily  working  system  she  produced for Broadway Electronic  allowed their financial ratio to surpass industry standards.  She also  won  the  title  of "Enterprise Valuing Contract and Abiding by Credit" at city-level for seven consecutive years since 1994.  This award was issued for her  efforts  in  assisting  Broadway  Electronic  in  complying with all of its contracts signed. The Enterprise Valuing Contract and Abiding by Credit award is only  issued  to  companies  which  comply  with  all  contracts  signed.

Commencing  in  1996,  she  held  the  title  of  Deputy  General Manager, Chief Supervisor  of  Human  Resources  and Investment Development of Changzhou Group, producer  of electronic equipment. From 1999 to present, Ms. Li initiated and  fulfilled  the  corporation's  organization  through  her position in Human Resources.  She  won  the  honor  of "Enterprise Valuing Contract and Abiding by Credit"  at  the  province  level in 2001 with her work with Changzhou Group.  This  award was issued for her efforts in assisting Changzhou Group in complying with  its contracts signed. The requirements to receive this reward are that the company  must comply with all contracts signed.  Ms. Li brings her expertise in  modern  corporate  management;  ability  to  work  and  develop  rules  and regulations;  human resources experience; and liaison with government officials.

Ms.  Li  devotes approximately 40 hours per week of her time to our business. Ms. Li does not receive a salary but may be compensated upon realization of revenues depending  on  the  outcome.  To  date, Ms. Li has not accrued for any salaries.

Our  directors  are  appointed  for one year terms to hold office until the next annual  general  meeting  of  our  shareholders  or until removed from office in accordance  with  our  by-laws.  Our  officers  are  appointed  by  our board of directors  and  hold  office  until  removed  by  the  board.

SIGNIFICANT  EMPLOYEES

Our  officers,  Mr.  Jiang and Ms. Li, provide a significant contribution to our business.  They  currently  do  not  receive  salaries;  however,  they  may  be compensated  upon  realization  of

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revenues, depending on the outcome. To date, both  officers  have  not  accrued  any  monies  for  their  services.

FAMILY  RELATIONSHIPS

There  are  no  arrangements  or  understandings between any of our directors or executive  officers,  pursuant  to which either was selected to be a director or executive  officer,  nor  are  there  any  family relationships among any of our directors  and  officers.

INVOLVEMENT  IN  CERTAIN  LEGAL  PROCEEDINGS

Our  directors, executive officers and control persons have not been involved in any of the following events during the past five years and which are material to an  evaluation  of  the  ability  or the integrity of our directors or executive officers:

1.

any  bankruptcy  petition  filed  by  or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy  or  within  two  years  prior  to  that  time;

2.

any  conviction  in  a  criminal  proceeding  or being subject to a pending criminal  proceeding  (excluding  traffic  violations  and  other  minor offences);

ITEM  4.     REMUNERATION  OF  DIRECTORS  AND  OFFICERS

The  following table sets forth certain information as to our three highest paid officers and  directors for the  fiscal  year ended December  31, 2003.

SUMMARY COMPENSATION TABLE

Name of Individual or

Capacities in Which

Aggregate

Identity of Group

Remuneration Was Paid

Remunderation

Jiaping Jiang

Director and President

Nil

Weinmin Li

 Secretary and CFO

Nil

Currently,  we  do  not  pay  any  officers  or  directors  any  salary or other compensation.  However,  we  may  enter  into written agreements at a later date that  will  provide  for performance-based, incentive compensation consisting of stock  options,  salaries  and  bonuses.

EMPLOYEE  BENEFIT  AND  CONSULTING  SERVICES  COMPENSATION  PLAN

We  have  no  employee benefit plans. Our employees receive a fixed hourly rate for  their  services.

______________________________________________________

ITEM  5.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

As  used  in  this  section,  the  term "beneficial ownership" with respect to a security  is  defined  by  Rule  13d.3  of  Regulation  13D of the Securities Exchange  Act  of  1934. , as amended, as consisting of: (1) any person who, directly  or  indirectly,  through  any  contract,  arrangement,  understanding, relationship  or  otherwise has or shares voting power (which includes the power to  vote,  or  to direct the voting of such security) or investment power (which includes  the power to dispose, or to direct the disposition of, such security); and  (2) any person who, directly or indirectly, creates or uses a trust, proxy, power  of  attorney,  pooling  arrangement or any other contract, arrangement or device  with  the  purpose  or  effect  of  divesting  such person of beneficial ownership  of a security or preventing the vesting of such beneficial ownership.

Each  person  has  sole  voting and investment power with respect to the shares, except  as  otherwise  indicated.

As of January 3, 2005, 25,000,000 shares with a par value of $0.001 per share were issued and outstanding.  We are authorized to issue 200,000,000 shares with  a  par  value  of  $0.001  per  share.

The  following  table sets forth, as of January 3, 2005, the beneficial ownership  of  our  shares by each of our officers and directors, by each person known  to  beneficially  own more than 10% of our outstanding shares, and by the officers and directors as a group. Except as otherwise indicated, all shares are owned  directly.

Name and Address

Percentage of

Title of Class

of Beneficial Owner

Number of Shares

Shares (1)

Jiaping Jiang

28,Building ,Imperial

Garden,

Common Stock

Changzhou,Jiangsu,China

13,618,500 (2)

54.46%

Broadway International

Investment Co. Ltd.

28,Building ,Imperial

Garden,

Common Stock

Changzhou,Jiangsu,China

  2,625,000 (2)(3)

10.5%

Huiton International

 Development Co. Ltd.

28, Building, Imperial

Common Stock

Garden, Jiangsu, China

  7,243,500 (2)(4)

28.97%

Weimin Li

58, Building,Imperial

Garden,

Common Stock

Changzhou,Jiangsu,China

  1,235,000 (4)

  4.9%

Common Stock

All officers and directors

14,853,500

59.41%

______________________________________________________

(1)

Based  on  25,000,000  shares  issued  and  outstanding  on  January 3, 2005.

(2)

Included  in  these  shares  are  2,625,000  shares  held  by  Broadway International  Investment  Co.  Ltd.  and  7,234,500  shares held by Huiton International  Development  Co. Ltd.  Mr. Jiang beneficially owns 100% interest in both companies.  Mr. Jiang owns 3,750,000 shares directly.

(3)

Of  these  shares,  2,625,000  shares  were  previously held in the name of Changzhou  Group,  of  which Mr. Jiang beneficially owns a 90% interest and Weiman  Li  beneficially  owns the remaining 10% interest. On May 30, 2003, the  2,625,000  shares  were  transferred  from Changzhou Group to Broadway Investment.

(4)

On  May  30,  2003,  Weiman Li transferred 1,215,000 shares of her original shareholdings  of  2,450,000 shares to Huiton International Development Co. Ltd  ("Huiton")for no consideration.

On  May 30, 2003, the principal shareholders resulting from the Agreement signed on  August  2, 2001 with Changzhou Broadway subsequently disposed of  a  portion of their shareholdings. These shareholders now hold the following

Common  shares:

Percentage of

Percentage of

Name and Address

Number of Shares

Shares Before

Shares After

Of Beneficial Owner

Currently Owned Shares

Disposition

Disposition

Yafang Chen

201,Unit A Building 99,

Qingtan Xincun,

Changzhou, Jiangsu,

China

1,235,000 (1)

9.8%

 4.9%

Lu Jiang

201,Unit B Building

7,Dongheng Street,

Changzhou,Jiangsu,China

1,232,000 (2)

9.5%

4.9%

Meixiu Xu

22, North Huaide Road,

Changzhou,Jiangsu,China

1,218,000 (3)

9.0%

4.9%

______________________________________________________

Fengguan Pan

203,Unit A,Building

1,Dongheng Street,

Changzhou,Jiangsu,China

1,218,000 (4)

8.5%

4.9%

Fang Jiang

Room 101, 96,

Building,Imperial

Garden,

Changzhou,Jiangsu,China

1,228,000 (5)

8.5%

4.9%

Aihua Yan

15-1, Lane 114, East

Yanling Road,

Changzhou,Jiangsu,China

1,228,000 (6)

8.2%

4.9%

(1)

Of the 2,450,000 shares originally owned, Yafang Chen transferred 1,215,000 shares  to  Huiton for no consideration.

(2)

Of  the  2,375,000  shares originally owned, Lu Jiang transferred 1,143,000 shares  to  Huiton  for no consideration. Lu Jiang is the father of Jiaping Jiang.

(3)

Of  the  2,250,000 shares originally owned, Meixiu Xu transferred 1,032,000 shares  to Huiton for no consideration.

(4)

Of  the 2,137,500 shares originally owned, Fengguan Pan transferred 919,500 shares  to  Huiton for no consideration.

(5)

Of  the  2,125,000  shares originally owned, Fang Jiang transferred 897,000 shares  to  Huiton  for  no  consideration.  Fang  Jiang is the daughter of Jiaping  Jiang.

(6)

Of  the 2,050,000 shares originally owned, Aihua Yan transferred 822,000 of her  shares to Huiton for no consideration.

SHARE  PURCHASE  WARRANTS

We  have  not  issued  and  do not have outstanding any warrants to purchase our shares

OPTIONS

We  have  not  issued  and  do  not have outstanding any options to purchase our shares.

______________________________________________________

REGISTRATION  RIGHTS

None of the holders of our shares have any right to require us to register their shares  pursuant  to  the  Securities  Act  of  1933.

CONVERTIBLE  SECURITIES

We  have  not issued and do not have outstanding any securities convertible into shares  or  any  rights  convertible  or  exchangeable  into  shares.

ITEM  6.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On August 2, 2001, our Board of Directors and the Board of Directors of Changzhou Broadway  unanimously  approved  the  acquisition  by us of 100% of the issued  and  outstanding  common  stock  of  Changzhou  Broadway in exchange for 22,750,000  shares  in our capital stock.  Please  refer  to “Item 4.  Recent Sales of Unregistered Securities”.

As  of December 31, 2002, Mr. Jiang had advanced $13,954 for working capital.  Ms.  Li  had advanced $2,356 for working capital for us.  Changzhou  Group  had  advanced  $638,866,  net  for the working capital for us.  Monies  advanced  were non interest bearing loans with no set terms of repayment.

As  of  September  30,  2003, Mr. Jiang was repaid $13,954 of the funds that he advanced  through December 31, 2002. Ms. Li was repaid $ 2,356 of the funds that she  advanced through December 31, 2002.   As  of December 31, 2003, both Mr. Jiang and Ms. Li did not advance any funds to the  Company  and we did not advance any funds to Mr. Jiang and Ms. Li.

Changzhou Group was repaid the $638,866 the  balance  outstanding  that  was  advanced  as  of Dec 31, 2002. We advanced  $2,570,537 to Changzhou Group for their working capital needs during the nine months ended September 30, 2003. Of this amount  $1,678,827  was  repaid during the nine months and $891,952 was payable.

As  of December 31, 2003, both Mr. Jiang and Ms. Li did not advance any funds nor did we  advance any funds to Mr. Jiang and Ms. Li.

From  September 30, 2003 through December 31, 2003, Changzhou Group was advanced $5,685,872.  As a result, the $891,952 owing as of September 30, 2003 together with the $5,685,872 advance during the quarter ended December 31, 2003, less a repayment of $25,434 during the quarter, a total of $6,552,400 remained payable at December 31, 2003. The highest amount  borrowed  was  $4,398,472 granted on October 30, 2003.  Mr. Jiang is our controlling shareholder and the controlling  shareholder  of  Changzhou  Group. Mr. Jiang will advance  any  necessary  funds  to either us or Changzhou Group for the purposes  of  maintaining working capital needs. There is no formal agreement in place  stating the repayment or advancing of funds. Funds advanced or repaid are at  the  sole  discretion  of  Mr.  Jiang.  The advances made were specifically allocated for working capital needs.

______________________________________________________

In following summarizes the above transactions of Chanzhou Group:

During the quarter ended September 30, 2003:

Advance

$  2,570,537

Repayment

(1,678,827)

Amount payable as of September 30, 2003

$    891,952

September 30, 2003 to December 31, 2003:

Advance

5,685,872

Repayment

      (25,424)

Amount payable as of December 31, 2003

$ 6,552,400

During the quarter ended March 31, 2004:

Repayment

(94,746)

_________

Amount payable as of March 31, 2004

6,457,654

During the quarter ended June 30, 2004:

Advance

736,982

_________

Amount payable as of June 30, 2004:

7,194,636

Advance

6,747,734

Repayment

(1,510,211)

__________

Amount payable as of September 30, 2004:

$12,432,159

Mr. Jiang is our controlling shareholder and a controlling shareholder of Chanzhou Group.  Advances made are specifically allocated for working capital needs.

All advances made are without interest or stated terms of repayment.

Except  as  provided  herein,  none  of  the following persons has any direct or indirect material interest in any transaction to which we are a party, or in any proposed  transaction  to  which  we  are  to be a party during the previous two years:

1.

any  of  our  directors  or  officers;

2.

any  proposed  nominee  for  election  as  a  director;

______________________________________________________

3.

any  person  who beneficially owns, directly or indirectly, shares carrying more  than  10%  of  the  voting  rights  attached  to  our  common  stock;

4.

any  promoter;  or

5.

any  relative or spouse of any of the foregoing persons, or any relative of such  spouse, who has the same house as such person or who is a director or officer  of  the Company.

We do not currently have  any  policies  regarding entering into transactions  with  affiliated  parties.

We entered  into  a  consulting  agreement  with Global Projects Consultations  Inc. ("Global") dated September 9, 2002, pursuant to which Global agreed  to  provide  marketing  services for the us. The agreed fee for the consulting  services  was $250,000, which would be expensed over the  period  in  which services are performed. A total of $100,000 had been paid and  expensed  as  at December 31, 2002 and the balance of $150,000 was due July 31,2003.  Of this amount, $75,000 was paid in July of 2003 for assistance in the development  and  planning  of  the  current  Modern  Town  Project and has been capitalized  as  construction in progress. The remaining $75,000 will be paid during  2004, although there are no specific terms of repayment.

The  beneficial  owner  of  Global is Nico Huang, who is spouse of the President (Tomo  Huang) of En Marine. Global, En Marine, Tomo Huang and Nico Huang are not related  or  associated  with  us.

ITEM  7.     SECURITIES  BEING  REGISTERED

The  securities  being  registered  are our shares with a par value of $0.001 per share. Pursuant to our articles of incorporation, the total authorized  capital  is 200,000,000 shares with a par value of $0.001 per share.

SHARES

All  of  our  authorized  shares  are  of  the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of shares  are entitled to one vote for each share held of record on all matters to be  acted  upon  by the shareholders.  Holders of shares are entitled to receive such  dividends  as may be declared from time to time by our Board of Directors, in its discretion, out of funds legally available therefore.  However, it is not our present  to pay any cash dividends to holders of shares  but  to  reinvest our earnings,  if  any.  In the event of our liquidation,  dissolution or winding up the holders of our shares are entitled to share pro-rata in all assets remaining after payment of liabilities.  Shares  have no pre-emptive, conversion or other subscription rights.  There are no  redemption  or  sinking  fund  provisions  applicable  to  the  shares.

Our  articles  and by-laws do not contain any provisions that would delay, defer or  prevent  our  change  in  control.

______________________________________________________

PART II

ITEM  1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED  STOCKHOLDER  MATTERS

There  is  no  public  trading  market  for  our  shares in the United States or elsewhere.  We  anticipate applying for a listing on the OTC BB upon effectiveness  of  this  registration  statement.  There  can  be  no assurance, however,  that  a  public  market  will  materialize.

As  of  January 3, 2005,  we  had  102  registered  shareholders  and 25,000,000  shares  outstanding.

There  are  no  outstanding  options  or  warrants  to  purchase,  or securities convertible  into  shares.  Our  issued  and  outstanding  shares  could be sold pursuant  to  Rule  144  of  the  Securities  Act  of  1933.

We  have  not  declared  any dividends since incorporation and do not anticipate that  we  will  do  so  in  the  foreseeable  future.  Although  there  are  no restrictions  that  limit  our  ability  to  pay  dividends  on  our shares, our intention  is  to  retain  future  earnings  for  use  in our operations and the expansion  of  our  business.

ITEM  2.

LEGAL  PROCEEDINGS

We  know of no material, active or pending legal proceedings against us, nor are we  involved  as  a  plaintiff in any material proceeding or pending litigation.  There  are  no proceedings in which any of our directors, officers or affiliate, or  any  registered  or  beneficial  shareholder,  is  an adverse party or has a material  interest  adverse  to  us.

ITEM  3.

CHANGES  IN  AND  DISAGREEMENTS  WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL  DISCLOSURE

We  have  had  no  changes  in  or  disagreements with our accountants since our incorporation.

ITEM  4.

RECENT  SALES  OF  UNREGISTERED  SECURITIES

Since  our  incorporation  in  July  2001,  we  have  sold common shares without registering  such  shares  under  the  Securities Act of 1933. We entered into a share  exchange  agreement  with  Changzhou  Broadway  to  purchase  all  of its outstanding  capital  stock  (see  "Description  of  Business"). In exchange for ownership  of  the  issued  shares  of  Changzhou Broadway, we issued 22,750,000 shares pursuant to contractual arrangements.  The 22,750,000 shares were issued at a deemed value of $0.001 per share, for a total value of $2,598,043.  The following is a summary of these transactions:

We completed a share exchange of 22,750,000 shares with a par value of $0.001 per share, to the following 96 purchasers in August 2001 pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The offering was completed to persons known to our officers and directors.  No commissions were paid  in  connection  with  these  transactions.

______________________________________________________

The  following  is a list of shareholders resulting from the above transactions:

NUMBER OF

NAME

SHARES

Changzhou Broadway Group Co., Ltd

2,625,000

Liqun Bu

12,500

Chen Cao

100

Jianlei Chen

105

Ranfei Chen

110

Yafen Chen

500

Yahui Chen

1,000

Yaping Chen

500

Yunfang Chen

100

Hui Ming Cheng

115

Shu Cheng

110

Yi Tsun Cheng

120

Jingxian Ding

120

Yong Ding

110

Meihua Fang

120

Jiachen Gu

105

Yuzhu Gu

100

Jing Guo

250,000

Liyuan Guo

110

Yanfen Guo

12,500

Ning He

105

Yongtiao Hua

120

Dongxing Ji

500

Haizhen Jiang

130

Jiaping Jiang

3,750,000

Liping  Jiang

12,500

Jiang Lu

2,375,000

Peishen Jiang

110

Qi Jiang

100

Weiping Jiang

125,000

Xinyi Jiang

13,775

Yiping Jiang

12,500

Yuchao Jiang

12,500

Kaichen Jin

120

Lei Jin

110

Xudong Jin

110

Shan Lan

120

Hongsheng Li

110

Jianming Li

110

Qiaowen Li

105

______________________________________________________

Guimei Liu

105

Mei Liu

110

Weijia Lu

100

Huilin Mao

105

Jilin Mao

110

Xialin Mao

100

Hua Mei

110

Yixi Mei

105

Qingyu Meng

110

Shanshan Ni

110

Bixia Pan

115

Fengguan Pan

2,137,500

Qin Pan.

110

Huiping Qiao

105

Han Tse Shih

120

Huiping Song

125

Binda Wang

120

Hong Wang

105

Hui Wang

100

Jingjuan Wang

110

Meizhi Wang

130

Qian Wang

110

Wenye Wang

100

Zhixin Wang

105

Zuozhou Wang

110

Hsin I Wu

110

Sheng Wu

105

Jianping Xie

12,500

Jialei Xiong

110

Songyao Xiong

100

Jiayun Xu

130

Ming Xu

105

Ying Xu

105

Sheng Yang

110

Ying Yang

105

Zheng Yang

105

Ling Yao

500

Zhida Yao

500

Aoda Ye

110

Jingmin Ye

50,000

Qimin Ye

110

Xie Yi

12,500

Jiali Yu

100

Li Yu

105

______________________________________________________

Guoqin Zhang

120

Jian Zhao

130

Jianyuan Zhao

100

Wenpei Zheng

110

Ouyang Zhi

110

Lingyan Zhou

110

Yihui Zhou

130

Yafang Chen

2,450,000

Fang Jiang

2,125,000

Weimin Li

2,450,000

Meixiu Xu

2,250,000

Aihua Yan

2,050,000

TOTAL:

22,750,000

We  also  issued 2,250,000 shares in July and August 2001 to two consultants and its  employees  in  exchange  for  services  rendered.  These shares were issued pursuant  to  Section  4(2)  of  the  Securities  Act  of  1933.

McLaren Consultations Ltd.

625,000

En Marine International

1,625,000

2,250,000

______________________________________________________

ITEM  5.

INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Our  officers and directors are indemnified as to personal liability as provided by  the  Nevada Revised Statutes ("NRS") and our bylaws.  Section 78.7502 of the NRS  provides  that a corporation may eliminate personal liability of an officer or  director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such  indemnification is limited if such party  acted in good faith and in a manner which he reasonably believed to be in or  not  opposed  to  the  best  interest  of  the  corporation.

Our  articles of incorporation and bylaws allow us to indemnify our officers and directors  up  to  the  fullest  extent  permitted  by  Nevada  law,  but  such indemnification  is  not automatic.  Our bylaws provide that indemnification may not  be made to or on behalf of a director or officer if a final adjudication by a  court  establishes  that the director or officer's acts or omissions involved intentional  misconduct,  fraud,  or  a  knowing  violation  of  the law and was material  to  the  cause  of  action.

Unless  limited by our articles of incorporation (which is not the case with our articles of incorporation) a corporation must indemnify a director who is wholly successful,  on  the  merits  or  otherwise, in the defense of any proceeding to which  the  director  was a party because of being a director of the corporation against  reasonable  expenses  incurred  by  the director in connection with the proceeding.

We  have  been  advised  that,  in  the  opinion  of  the  SEC,  this  type  of indemnification  is  against public policy as expressed in the Securities Act of 1933  and  is,  therefore,  unenforceable.  In  the  event  that  a  claim  for indemnification against these types of liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful  defense of any action, suitor proceeding, is asserted by a director, officer  or  controlling  person  in  connection  with  the  securities  being registered,  we  will  submit  the  question of whether indemnification by us is against  public policy to an appropriate court and will be governed by the final adjudication  of  the  case.

______________________________________________________

ITEM  6.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION  AND  RESULTS  OF  OPERATIONS.

CAUTIONARY STATEMENT

The  following  discussion  should  be  read  in  conjunction with our financial  statements,  including the notes thereto, appearing elsewhere in this Registration Statement.

OVERVIEW

We  have  been  a development stage company since April 1999 when we ceased doing  business  as  seller  and  installer  of security systems. Our primary activity during the years 2002 and 2001  was  the  acquisition  and  integration  of  Changzhou Broadway, which was acquired  on  August  2,  2001,  and planning for development of the Modern Town Project. In connection with that activity, fees of $206,568 were incurred in the fiscal  year  ended December 31, 2001 and fees of $150,531 were incurred in the year ended  December  31, 2002. In 2003, we commenced construction on Phase I of the Modern Town Project.  As  of  September 30, 2004 we  executed contracts for 1,071 units (86%) of a total of 1,238 units available.  These contracts will be closed when construction is completed.  We received deposits on the units totaling $25,355,830 (the “Deposits).

Phase I of the Modern Town Project was completed by October 30, 2004, at which time  title was passed to the owners.  The Deposits received will be recognized as  revenue in our financial statements for the year ended December 31, 2004.

Phase II of the Modern Town Project has been delayed until the zoning applications have been approved.   We expect to receive approval within the next 2 to 3 months.  Phase II  will  consist of the development of a 12 floor complex of luxury apartments  with hotel style amenities and adjoining office space.  Phase II is an independent  complex  separate  from  Phase  I.

We will commence selling units in Phase II as soon as construction is commenced.  Similar to Phase I, the purchase contracts for Phase II units will stipulate that completion of the unit will be on or before a date to be specified upon commencement of sales.  If  the project is delayed after the specified completion date, then 0.005% of the purchase price will be refundable to the purchaser.  If the project is delayed beyond a two month period thereafter, then an  additional 0.005% will be refundable to the purchaser and in addition, the purchaser will have the option to terminate the purchase contract and receive a full refund  of the Deposit.

The financial statements for the fiscal years ended December 31, 2001, December 21, 2002 and December 31, 2003 are not indicative of the expected revenues for the year ended December 31, 2004.  As we have received Deposits for the majority of the units in Phase I of the Modern Town Project and title has now passed to the owners, those Deposits will be reflected as revenues for 2004, representing a significant increase from previous years.

______________________________________________________

CRITICAL  ACCOUNTING  POLICIES

Our discussion and analysis of our financial condition and results of operations are  based upon our financial statements, which have been prepared in accordance with  US generally accounting  principles.

The  preparation of these financial statements requires us to make estimates and judgments  that affect the reported amounts of assets, liabilities, revenues and expenses,  and  related  disclosure  of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to bad debts, inventories, investments, intangible assets, income  taxes,  warranty  obligations, contingencies and litigation. We base our estimates  on  historical  experience  and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis  for  making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these  estimates  under  different  assumptions  or  conditions.

We consider the following accounting policy to be both those most important to the  portrayal  of  our  financial condition and the require the most subjective judgment:

Revenue recognition: Any proceeds derived from the sale or future lease of units for  projects  under  construction  will  not  be  realized  as  revenue  until construction  is  completed  and  title has passed to the new owners or lessees.

Revenue will be recognized when the provisions required by Statement of Financial Accounting Standards No. 66 for the full accrual method have been met.  These include requirements that the buyer and seller are bound by the terms of a contract; all consideration has been exchanged; any permanent financing for which the seller is responsible has been arranged; and all conditions precedent to closing have been performed.  It also includes requirements that a buyer’s continuing investment is adequate to demonstrate a commitment to pay for the property; that any obligation received as part of the consideration for a sale is not subject to future subordination; and that the risks and rewards of ownership have been transferred and there is no continuing involvement with the property.

______________________________________________________

RESULTS OF OPERATIONS

December  31,  2002  vs.  December  31, 2001

There were no revenues generated during the year ended December 31,2002 or the year  ended December 31, 2001.  During that time we were negotiating and completing our acquisition of Changzhou Broadway and completing our reorganization in anticipation of attaining reporting status in the US with a view to ultimately being quoted on the OTC BB.  We received Deposits in the amount of $35,460 during the year ended December 31, 2002, which Deposits were listed as a liability on our balance sheet.  Upon completion of Phase I of the Modern Town Project in October 2004, title to the units were transferred to their respective owners.  Accordingly, as of the year ended December 31, 2004 these Deposits will be reflected as revenues.

Total  expenses  for  year  ended  December  31, 2002 were $150,784 compared to $206,844 for 2001. Expenses  incurred  consist  mainly  of  consulting  fees related to the acquisition of Changzhou Broadway.

The  decrease of $56,060 was attributed to consulting fees being incurred mostly in  2001.  Amounts  of consulting fees were based the on time services were incurred.

The following sets forth the difference between the consulting fees incurred during 2001 and 2002.  The reason for increased consulting services during 2001 is a result of our incurring extraordinary fees in order to reorganize in anticipation of attaining reporting status in the United States and in anticipation of being quoted on the OTC BB.  En Marine and McLaren assisted us in this process and were compensated as follows:

Consulting Fees

2002

2001

Value of stock issued to En Marine as compensation

for arranging the acquisition of New Broadway

-

185,575

Value of stock issued to Mc Laren as compensation for

consulting services

50,382

20,993

Cash paid to Global Projects as consulting fee

100,149

         -

Totals

150,531

206,568

December 31, 2003 vs. December 31, 2002

There were no revenues generated during the year ended December 31, 2003 or the year ended December 31, 2002.  Construction of Phase I of the Modern Town Project had not yet commenced, although pre-sales had commenced.  We received Deposits in the amount $14,361,567 during the

______________________________________________________

year ended December 31, 2003, which Deposits were listed as a liability on our balance sheet.  Upon completion of Phase I of the Modern Town Project in October 2004, titles to the units were transferred to their respective owners.  Accordingly, as of the year ended December 31, 2004 these Deposits will be reflected as revenues.

The expenses we incurred for the respective periods are as follows:

Expense	2003	2002
Administrative fees	428,036	-
Consulting Fees	150,228	150,531
Salaries and wages	127,837	-
Occupancy	75,931	-
Taxes	30,238	-
Travel and Transportation	19,191	-
Employee benefits	16,745	-
Depreciation	9,640	-
Other	93,568	253
Total	$ 951,414	$150,784

We began construction on Phase 1 of the Modern Town Project in June 2003 and therefore incurred the significantly increased expenses in the second quarter of 2003 in order to commence full scale production.  During this time, full time and part time employees were retained to fill positions in our Marketing,  Accounting,  Information  Technology, Administration  and  Engineering  Departments.

Consulting fees incurred during the year ended December 31, 2002 and 2003 consisted of compensation paid to En Marine, McLaren and Global Projects.

March 31, 2004 vs. March 31, 2003

There were no revenues generated for the quarter ended March 31, 2004 or the same period in 2003.  We received Deposits in the amount $2,461,310 during the quarter ended March 31, 2004, and Deposits of $ 35,460 during the quarter ended March 31, 2003, which Deposits were listed as a liability on our balance sheet.  Upon completion of Phase I of the Modern Town Project in October 2004, titles to the units were transferred to their respective owners.  Accordingly, as of the year ended December 31, 2004 these Deposits will be reflected as revenues.

______________________________________________________

The expenses we incurred for the respective periods are as follows:

	3 Months Ended 2004	3 Months Ended 2003
Administrative Expenses:
Salaries and benefits	153,726	3,263
Occupancy	19,570	-
Meals and Entertainment	11,935	-
Travel and Transportation	7,599	-
Depreciation	5,055	-
Insurance	1,805	-
Repairs and Maintenance	980	-
Taxes	363	-
Other	1,863	-
Total Administrative Expenses	$ 202,896	$ 3,263

Selling Expenses:
Salaries and benefits	84,240	-
Advertising and Promotion	30,308	-
Occupancy	12,272	-
Other	1,920	-
Total Selling Expenses	$128,740	$-

Total Expenses	$ 331,636	$ 3,263

The significant increase in expenses during the quarter ended March 31, 2004 is attributed to our involvement for the commencement of construction of Phase I of the Modern Town Project.

June 30, 2004 vs. June 30, 2003

There  were  no  revenues generated for the six month period ending June 30, 2004 or for  the  same  period  in 2003.  We received Deposits in the amount $2,808,104 during the quarter ended June 30, 2004 and $ 6,516,810 during the quarter ended June 30, 2003, which Deposits were listed as a liability on our balance sheet.  Upon completion of Phase I of the Modern Town Project in October 2004, titles to the units were transferred to their respective owners.  Accordingly, as of the year ended December 31, 2004 these Deposits will be reflected as revenues.

______________________________________________________

The expenses we incurred for the respective periods are as follows:

Administrative Expenses:	Six Months Ended 2004	Six Months Ended 2003
Salaries and benefits	312,067	9,791
Occupancy	39,140	-
Meals and Entertainment	15,855	439
Travel and Transportation	11,122	13,265
Depreciation	10,162	-
Insurance	2,497	1,185
Repairs and Maintenance	1,655	40
Taxes	541	26,599
Other	6,561	7,658
Total Administrative Expenses	$ 399,600	$ 58,977

Selling Expenses:
Salaries and benefits	170,731	7,354
Advertising and Promotion	67,809	50,412
Occupancy	24,545	-
Other	7,342	1,814
Total Selling Expenses	$ 270,427	$ 59,580

Total Expenses	$ 670,027	$118,557

The increase in expenses in 2004 was primarily due to increased salaries and benefits because of our requirement for additional staffing as Phase I of the Modern Town Project was well underway and pre-sales were taking place, while during the same period in 2003, the construction was only just commencing and, as a result, our staffing requirements were less.

September 30, 2004 vs. September 30, 2003

There  were  no  revenues generated for the nine month period ending September 30, 2004 or for  the  same  period  in 2003.  We received Deposits in the amount $ 5,724,849 during the quarter ended September 30, 2004 and $ 5,014,465 during the quarter ended September 30, 2003, which Deposits were listed as a liability on our balance sheet.  Upon completion of Phase I of the Modern Town Project in October 2004, titles to the units were transferred to their respective owners.  Accordingly, as of the year ended December 31, 2004 these Deposits will be reflected as revenues.

______________________________________________________

The expenses we incurred for the respective periods are as follows:

Administrative Expenses:	Nine Months Ended 2004	Nine Months Ended 2003
Salaries and benefits	463,621	58,940
Occupancy	58,710	-
Meals and Entertainment	27,543	9,074
Travel and Transportation	15,777	5,936
Depreciation	15,294	4,702
Insurance	3,775	1,334
Repairs and Maintenance	3,010	532
Taxes	7,053	27,886
Other	9,617	11,548
Total Administrative Expenses	$ 604,400	$ 119,932

Selling Expenses:
Salaries and benefits	256,577	25,852
Advertising and Promotion	65,775	108,602
Occupancy	36,817	-
Other	24,429	34,372
Total Selling Expenses	$ 383,598	$ 168,826

Total Expenses	$ 987,998	$ 288,758

The increase in expenses in 2004 was primarily due to increased salaries and benefits because of our requirement for additional staffing as Phase I of the Modern Town Project was nearing completion and presales were taking place, while during the same period in 2003, the construction was only in its initial stages so our staffing requirements were less.

LIQUIDITY  AND  CAPITAL  RESOURCES

Since inception, we have financed our operations substantially through Deposits received from the pre-sale of residential units in Phase I of the Modern  Town  Project and shareholder loans and advances from the Changzhou Group.  We also financed operations through the issuance of common shares.  A total  of  22,750,000  shares  were  issued  for  the  acquisition  of Changzhou Broadway.  An  additional  2,250,000  shares  were  issued to pay for consulting services  connected  with  the  acquisition  of  Changzhou  Broadway  and  the development  of  the  Modern Town Project. In addition, Changzhou Group advanced $718,402  to  Changzhou  Broadway  during  the  year  ended  December  31, 2002, which was repaid during 2003.  An additional $ 8,230,985 was advanced to Changzhou Group during the year ended December 31, 2003.  Changzhou  Group  is  90%  owned  by  Mr.  Jiang  and  10%  owned  by  Ms.  Li.

During  the year ended December 31, 2001 Changzhou Broadway acquired the License to  18.68  acres  of  land  in the District of Changzhou, where we are currently developing the Modern Town Project. We anticipate that our cash requirements for the  foreseeable future will be significant. These

______________________________________________________

will include expenditures for land  development  and  construction  in  advance  of  the  time  sales  begin.

We expect to expend $22,000,000 in construction of Phase II and $22,000,000 in construction of Phase III of the Modern Town Project.  The substantial portion of those expenses will be covered from revenues received from Deposits paid for Phase I and from Deposits from pre-sales for Phase II and Phase III.

Financing  for  any additional cash  needs we may need above and beyond the Deposits will be provided by Mr. Jiang, our President and a director, personally or indirectly through Broadway Investment, Huiton, or Changzhou Group to allow us to continue operations.  We have  no  formal agreement in place with Mr. Jiang to advance these funds, if needed. If advances are required, Mr. Jiang has the ability to advance these  funds.

The revenues received from the Deposits from Phase I are sufficient to support our current operations and carry out the initial stages of Phase II, with the balance of costs for Phase II construction to be covered by Deposits received from pre-sales of units from Phase II.  As of  September 30, 2004, we received Deposits totaling $25,355,830 for these units.

Deposits are  not  restricted  from  being used by us prior to completion of the units. We have been utilizing the Deposits received to fund our operations.

December  31,  2002  vs.  December  31, 2001

In  the year  ended  December  31,  2002, cash used in operating activities was $99,550  compared  to  cash  generated  of  $2,284  for the same period in 2001. This unfavorable  result  occurred  in  spite of the fact that our net loss was higher by $56,912 in 2001,  because  a greater amount of the consulting fees incurred in 2002 were paid in cash, whereas the  fees  incurred  in  2001  were  paid  by  way  of  common  shares.

There was no cash used in investing activities in either the year ended December 31,  2002  or  the  year  ended  December  31,  2001.

In  the year ended December 31, 2002, cash provided by financing activities was $718,402.  There was no cash provided by or used in financing activities during 2001.    This favorable change was due to funds  that  were  loaned  to  us  by  Changzhou Group,  of which Mr. Jiang owns 90% and Ms. Li owns 10%.

December  31,  2003  vs.  December  31, 2002

As of December 31, 2003 we had cash on hand of $175,641, compared to cash on hand of $621,157 as of December 31, 2002.

In the year ended  December 31, 2003, cash generated by operating activities was $12,373,424 compared with cash consumed in 2003 of  $ 99,550.   The favorable change  in 2003 resulted from

______________________________________________________

Deposits received for pre-sales of units of the Modern Town Project in the amount of $14,326,108.

During the year ended December 31, 2003, the cash outflow from investing activities consisted of $106,416 for computers and automobiles and $5,504,949 for construction in progress, for net cash consumed of $5,611,365.  There was no cash used in investing activities in the year ended December 31, 2002.

In the year ended December 31, 2003, cash flow consumed by financing activities consisted of $718,402 for repayments of advances received from an affiliate, $8,230,985 for advances to an affiliate, $1,758,122 for repayment received of advances to an affiliate and $16,310 for repayment of shareholder advances, for a total of $7,207,575.  In the year ended December 31, 2002, cash provided by financing activities were $718,402.  The increase was due to funds that were loaned by us to Changzhou Group, of which Mr. Jiang owns 90% and Ms. Li owns 10%.

March 31, 2004 vs. March 31, 2003

In the three months ended March 31, 2004, cash provided by operating activities was $1,797,724 compared  to cash consumed by operating activities $2,598 for the same period in 2003.  The reason for the significance difference between 2004 and 2003 is that construction of Phase I of the Modern Town Project had not yet commenced during the quarter ended March 31, 2003, while during the quarter ended March 31, 2004, Phase I had progressed significantly.  The increase in 2004 was primarily the result of a net loss of $332,113 (2003 - $2,598), receipt of Deposits for the Phase I units of $2,461,310 (2003 - $Nil), accounts payable and accrued liabilities of $263,297 (2003 – $Nil), advances to suppliers of $535,156 (2003 - $Nil) and prepaid expenses of $64,578 (2003 - $Nil).

In the three months ended March 31, 2004, cash consumed by investing activities was $1,334,553, compared to $Nil for the same period in 2003.  The increase in 2004 resulted from an increase in activities as a result of construction in progress of $1,334,553 (2003 - $Nil), while during 2003 the construction had not yet commenced.

In the three months ended March 31, 2004, cash flows provided by financing activities was $94,746 compared to cash consumed by the 2003 period of $605,158. The favorable result in 2003 occurred because there was a repayment of advances to affiliate in the 2004 period whereas in the 2003 period, there were net advances to the affiliate.

June 30, 2004 compared to June 30, 2003

In  the  six  months  ended  June 30, 2004,  cash  provided by operating activities was  $3,893,971 compared  to $6,077,855 for the same period  in  2003.  The decrease  in  2004 was primarily due to lower customer Deposits and a higher amount of advanced to suppliers

In  the  six  months  ended  June 30, 2004,  cash  consumed by investing activities was $1,781,721, compared to $918,751 for the same period in 2003.  The increase in 2004 resulted from an increase in activities as a result of construction in progress of $1,780,078 (2003 - $827,154) and purchases of computers and vehicles of $1,643 (2003 - $91,597).

______________________________________________________

In  the  six  months  ended  June 30, 2004,  cash  flows consumed by financing activities was $642,236 compared to $3,209,403 for  the same period in 2003. This favorable change was due to a reduction in the amount advanced to an affiliate of $2,570,537 in 2003 versus $736,982 in 2004; offset by an increased repayment of advances made to an affiliate.

September 30, 2004 vs. September 30, 2003

As  of  September 30, 2004 1,071 units had been sold (86%)  and 167  (14%)  units  remained  unsold.  Deposits totaling $25,355,830 had been received throughout Sept 30, 2004.

In the nine  months  ended  September 30, 2004, cash provided by operating activities was

$ 8,616,785 compared  to $9,385,084 for the same period  in  2003.  The decrease in  2004 was primarily the result of  a higher net loss $903,111 in the 2004 period compared with $280,923 in the 2003 period and lower Deposits of $10,944,263 received (2003 - $ 11,531,355), an increase in advances to suppliers of $1,060,378 (2003 - $1,027,181) and an increase in prepaid expenses of $1,109,837 (2003 - $866,191).

In  the  nine  months  ended  September 30, 2004,  cash  consumed by investing activities was $2,872,333, compared to $4,019,778 for the same period in 2003.  The decrease in 2004 was primarily as a resulted from a decrease in construction in progress as Phase 1 of Modern Town was approaching completion.

In  the  nine  months  ended  September 30, 2004,  cash  flows consumed by financing activities was $ 5,879,759 compared to $1,547,128 for  the same period in 2003. The increased amount in 2004 was due to increase in advances made to an affiliate of $ 7,484,716 (2003- $ 2,570,537).

Plan of Operations

Our’  plan  of  operation  for  completion  of our Modern Town Project consist  of  the  following:

Modern Town Project Phase II: January 2005 (approximately)-January 2006

We  will  require  a  total  investment  of approximately $22 million to complete construction of Phase II.  Although we will have funding available from revenues received from Phase I of the Modern Town Project, we will require additional financing to begin Phase II.  Financing will  most  likely  be  provided by Mr. Jiang by way of shareholder loan(s).  Once construction is underway and pre-sales begin the Deposits will be used to fund ongoing construction.  We will  also  examine  other  financing  options  in early  2005, although no determination has been made to what financing options we may pursue.

______________________________________________________

Modern Town Project Phase III: June 2005-May 2006

Phase  III  will be similar to Phase II as it will require a total investment of $22  million to complete construction.  Although we expect to have some funding from revenues received from Phase II, we  will  require additional financing to complete this phase and, as well as shareholder loans that may be advanced by Mr. Jiang, we will consider financing options available to us closer to the construction date.  Once construction is underway and pre-sales have commenced, the Deposits received will be used to fund ongoing construction.

FACTORS  THAT  MAY  AFFECT  FUTURE  RESULTS  OF  OPERATIONS

Certain  risks and uncertainties could cause actual results to differ materially from  the  results  contemplated  by the forward-looking statements contained in this Report. Please see Part 1, item 6, “Risk Factors”.

______________________________________________________

ITEM  7.

FINANCIAL  STATEMENTS

Our  financial  statements  are  stated  in  United States Dollars (US$) and are prepared  in  accordance  with  US  generally  accepted  accounting principles.  The following statements required by Item 310 of Regulation S-B are furnished  below:

December 31, 2003

December 31, 2002

The  following  unaudited  financial statements have been prepared in accordance with  the  instructions  to  Form  10-QSB  and,  therefore,  do  not include all information  and  footnotes  necessary  for a complete presentation of financial position,  results  of  operations,  cash  flows,  and  stockholders’  equity in conformity  with  US generally  accepted  accounting  principles. In the opinion of management,  all adjustments considered necessary for a fair presentation of the results  of  operations  and  financial position have been included and all such adjustments  are  of  a  normal recurring nature. Operating results for the nine months  ended  September 30, 2004 are not necessarily indicative of the results that  can  be  expected  for  the  fiscal  year  ending  December  31,  2004.

March 31, 2004

Consolidated Balance Sheet	F-26
Consolidated Statements of Operations and Deficit-3 Months	F-27
Consolidated Statements of Cash Flows	F-28
Notes to Financial Statements	F-29

______________________________________________________

June 30, 2004

September 30, 2004

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

Consolidated Financial Statements

DECEMBER 31, 2003

                                                                          -F1-

ROBERT G. JEFFREY

CERTIFIED PUBLIC ACCOUNTANT

61 BERDAN AVENUE

WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE

TEL:  973-628-0022

    IN NEW YORK AND NEW JERSEY

FAX:  973-696-9002

MEMBER OF AICPA

E-MAIL: rgjcpa@erols.com

    PRIVATE COMPANIES PRACTICE SECTION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Broadway International Development Corporation

I have audited the accompanying consolidated balance sheet of Broadway International Development Corporation (a development stage company) as of December 31, 2003, and the related consolidated statements of operations and deficit accumulated during development stage, changes in stockholders’ equity, and cash flows for the years ended December 31, 2003 and 2002 and the period from April 1, 1999 (date of inception) to December 31, 2003.  These financial statements are the responsibility of the Company management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadway International Development Corporation and its subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 and the period from April 1, 1999 (date of inception) to December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/Robert G. Jeffrey

ROBERT G. JEFFREY

July 16, 2004

Wayne, New Jersey

                                                                          -F2-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

December 31, 2003 (Restated)

ASSETS
Current Assets:
Cash	$ 175,641
Advances to suppliers	565,789
Miscellaneous receivables	285
Advances to affiliate	6,552,400
Prepaid expenses	1,105,177
Total current assets	8,399,292

Fixed Assets:
Office equipment and vehicles	107,383
Less accumulated depreciation	10,510
Net fixed assets	96,873

Other Assets:
Land Held for Development	2,598,043
Construction in Progress	5,504,949
Total other assets	8,102,992
Total Assets	$16,599,157

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Customer deposits	$14,361,567
Accounts payable	614,147
Accrued liabilities	65,853
Total current liabilities	15,041,567

Stockholders’ Equity:
Common stock: authorized 200,000,000 shares of $.001 par value; 25,000,000 issued and outstanding	25,000
Additional paid-in capital	2,927,250
Deficit accumulated during development stage	(1,382,435)
Deficit accumulated prior to development stage	(12,225)
Total stockholders’ equity	1,557,590

Total Liabilities and Stockholders’ Equity	$16,599,157

The accompanying notes are an integral part of these financial statements.

                                                                          -F3-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

	Years Ended December 31,		April 1, 1999 (Date of Inception) To December 31, 2003
	2003	2002

Revenue	$ -	$ -	$ -
Expenses	951,414	150,784	1,367,186

Operating loss	(951,414)	(150,784)	(1,367,186)
Other income (expense):
Interest income	10,446	852	11,298
Non operating expense	(26,547)	-	(26,547)

Loss accumulated during development stage	$(967,515)	$(149,932)	$ (1,382,435)

Net loss per share - Basic and Diluted	$ ( .04)	$ (.01)

Weighted average number of shares outstanding	25,000,000	25,000,000

The accompanying notes are an integral part of these financial statements.

                                                                          -F4-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2003,  and 2002

				Deficit Accumulated	Deficit Accumulated
	Common Stock		Additional	During	Prior To
	Shares	Amount	Paid in Capital	Development Stage	Development Stage	Total

Balance, December 31, 2001	25,000,000	$25,000	$2,927,250	$ (264,988)	$ (12,225)	$2,675,037

Net loss for period				(149,932)	-	(149,932)

Balance, December 31, 2002	25,000,000	25,000	2,927,250	(414,920)	(12,225)	2,525,105

Net loss for period				(967,515)	-	(967,515)

Balance, December 31, 2003	25,000,000	$25,000	$2,927,250	$(1,382,435)	$ (12,225)	$1,557,590

The accompanying notes are an integral part of these financial statements.

                                                                          -F5-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		April 1, 1999 (Date of Inception) To December 31, 2003
	2003	2002
CASH FLOWS FROM OPERATIONS:
Net loss	$ (967,515)	$(149,932)	$ (1,382,435)
Charges not requiring the outlay of cash:
Depreciation	9,640	-	10,017
Common stock issued for services	-	50,382	256,950
Write off of inventories	-	-	52,702
Changes in assets and liabilities:
Increase in miscellaneous receivables	(43)	-	(285)
Increase in customers deposits	14,326,108	-	14,335,169
Increase in accounts payable and accrued Liabilities	676,200	-	676,582
Increase in advances to suppliers	(565,789)	-	(557,789)
Increase in prepaid expenses	(1,105,177)	-	(1,103,444)

Net Cash Provide (Consumed) By Operating Activities	12,373,424	(99,550)	12,287,467
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers and automobiles	(106,416)	-	(106,416)
Increase in construction in progress	(5,504,949)	-	(5,504,949)
Net Cash Consumed By Investing Activities	(5,611,365)	-	(5,611,365)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances received from affiliate	-	718,402	718,402
Repayments of advances from affiliate	(718,402)	-	(776,380)
Advances to affiliate	(8,230,985)	-	(8,230,985)
Repayments of advances to affiliate	1,758,122	-	1,821,993
Repayment of shareholder advances	(16,310)	-	(16,310)
Common stock redemptions	-	-	(23,560)
Net Cash Provided (Consumed) By Financing Activities	(7,207,575)	718,402	(6,506,840)
Net Change in Cash Balances	(445,516)	618,852	169,262
Cash balance, beginning of period	621,157	2,305	6,379
Cash balance, end of period	$ 175,641	$ 621,157	$ 175,641

The accompanying notes are an integral part of these financial statements.

                                                                          -F6-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.

ORGANIZATION and BUSINESS

Organization of Company

The Company is a Nevada Corporation, formed July 31, 2001, as Magnum Industries, Inc.  The name was changed to Broadway International Development Corporation on May 16, 2002.

On August 2, 2001, the Company acquired all of the outstanding stock of Changzhou Broadway Business Development Corporation (Changzhou Broadway), a company incorporated in The People’s Republic of China, in return for 22,750,000 shares of common stock.  This acquisition has been treated in substance as a capital transaction; it was accounted for as a reverse merger, a procedure that treats the transaction as though Changzhou Broadway had acquired the Company.

Development Stage Accounting

The Company has been a development stage company, as defined in Statement of Financial Accounting Standards No. 7, since April 1, 1999.  Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses.  From April 1, 1999 to December 31, 2003, the Company has been in the development stage and all its efforts have been devoted to acquiring Changzhou Broadway and developing the land as noted above.  Except for interest on bank deposits, no revenue had been realized from April 1,1999 to December 31, 2003.

Business

Changzhou Broadway was incorporated in December 1995.  Initially, it operated a business selling and installing security systems; it ceased this business in April 1999.  On April 2, 2001, Changzhou Broadway acquired a land use license to 75,596.97 square meters of land in the district of Changzhou.  The license was acquired from a company which had acquired it during the year 2000 from The People’s Republic of China.  This license grants to the holder of the license, until the year 2070, the same authority over the land as if it owned the land.  Changzhou Broadway intends to develop the land in three phases, constructing office space, townhouses and single family dwellings.  These units will then be sold.  The first phase will be completed October 30, 2004.

The Company constructs and sells housing units to a large number of potential homeowners.  The Company purchases 50% of its building materials from a small number of major suppliers.  The Company does not view this as a significant risk.

                                                                          -F7-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Statements

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Changzhou Broadway.  All significant intercompany balances and transactions have been eliminated in consolidation.

Cash

For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentrations Of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, short term receivables, advances to affiliates and suppliers, advances from customers, and accounts payable and accrued liabilities.  These instruments are denominated in the currency of the People’s Republic of China, a currency which is not free trading.  At December 31, 2003, Company cash balances were on deposit at a financial institution in the People’s Republic of China.

Recognition Of Revenue

Revenue will be recognized when the provisions required by Statement of Financial Accounting Standards No. 66 for the full accrual method have been met.  These include requirements that the buyer and seller are bound by the terms of a contract; all consideration has been exchanged; any permanent financing for which the seller is responsible has been arranged; and all conditions precedent to closing have been performed.  It also includes requirements that a buyer’s continuing investment is adequate to demonstrate a commitment to pay for the property, that any obligation received as part of the consideration for a sale is not subject to future subordination; and that the risks and rewards of ownership have been transferred and there is no continuing involvement with the property.

Fair Value Of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, receivables and advances, accounts payable, accrued liabilities and amounts due to an affiliate, approximate their fair values at December 31, 2003.

Fixed Assets

Fixed assets are recorded at cost.  Depreciation is computed using the straight line method, with lives of seven years for furniture and equipment and five years for vehicles and computers.

                                                                          -F8-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Land Held For Development

Land held for development is recorded at the cost of the land license.

Income Taxes

Deferred income taxes are recorded to reflect the tax consequences or benefits to future years of any temporary differences between the tax basis of assets and liabilities and amounts recorded on the accounting records, and of net operating loss carryforwards.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimated.

Advertising Costs

The Company will expense advertising costs when the advertisement occurs.  There has been no spending thusfar on advertising.

Net Income Per Share

The Company computes net income (loss) per common share in accordance with SFAS No. 128, “Earnings Per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”).  Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per common share are computed by dividing the net income available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period.  Accordingly, the number of weighted average shares outstanding as well as the amount of net income per share are presented for basic and diluted per share calculations for all years reflected in the accompanying financial statements.

Segment Reporting

Management will treat the operations of the Company as one segment.

                                                                          -F9-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

3.

RELATED PARTY TRANSACTIONS

The majority owner of Changzhou Broadway at the time of its acquisition was the Company president, who is also the majority shareholder of the Company. A company controlled by the Company president advanced $718,402 to the Company during 2002; this advance was repaid during 2003 and an additional $6,552,400 was advanced to that affiliate by the Company.  These advances do not bear interest and are due on demand.

The Company has a contract with a Company controlled by the Company president under which the Company receives management and training services and rights to occupy certain administrative and sales offices. In return, the Company is to pay separate fees for each of the three planned phases of the construction project.  Fees for the first phase which apply to 2003 amounted to $503,968.

The land license which is held by Changzhou Broadway was acquired on April 2, 2001 from a company controlled by the Company president.  This latter company acquired the license for cash during the year 2000 from the People’s Republic of China.

4.

INCOME TAXES

The Company has experienced losses totaling $1,394,660 during its period of existence.  These losses are composed of $256,950 from the Company and $1,137,710 from Changzhou Broadway.  The United States Internal Revenue Code allows net operating losses (NOL’s) to be carried forward and applied against future profits for a period of twenty years.  A similar provision of the tax laws of China allows carry forwards for five years.  The potential benefit of the NOL’s has been recognized on the books of the Company, but it has been offset by a valuation allowance.  If not used, the potential benefits of these NOL carryforwards will expire as follows:

United

China

 States

2004

$    5,115

2005

    53,029

2006

         276

2007

    99,550

2008

  967,515

2022

$256,950

                                                                          -F10-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.

INCOME TAXES (CONT’D)

Under Statement of Financial Accounting Standards No.  109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.  The Company has recorded noncurrent deferred tax assets as follows:

United

 China

 States

Total

Deferred Tax Assets

$54,595

$87,363

$141,958

Valuation Allowance

  54,595

  87,363

  141,958

    Balance Recognized

$    -

$    -

$      -

5.

RENTALS UNDER OPERATING LEASES

 The Company conducts its operations from office space in Vancouver, Canada.  Changzhou Broadway operates from office space in China.  The Vancouver facility has thusfar been occupied without charge.  The Changzhou facility is occupied under a contract which deals with management, training and occupancy (see Note 3).  Payments under this contract are required upon completion of each phase of the project.  Amounts that accrue under this contract are being recorded during the periods serviced.  The occupancy portion of the contract resulted in expense of $75,931 during 2003 and is expected to cause expense of $95,527 in 2004.  Additional future occupancy expenses will depend on the timing of future construction phases.  The Company did not incur any rent expense in 2002, and has no rent obligations except under the contract described above.

                                                                          -F11-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

6.

EXPENSES

Expenses reported on the statement of operations for the years 2003 and 2002 are detailed below:

    2003

     2002

Consulting fees

$150,228

$150,531

Salaries and wages

  127,837

Depreciation

      9,640

Occupancy expense

    75,931

Administrative fees

  428,036

Taxes

    30,238

Travel and transportation

    19,191

Employee benefits

    16,745

Other expenses

    93,568

         253

Total expenses

$951,414

$150,784

7.

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

There was no cash paid for interest or income taxes during the years 2003 and 2002.  In addition, there were no non-cash financing or investing activities during either of these years.

8.

CONTINGENCY

The land license acquired by Changzhou Broadway during 2001 was acquired from a company controlled by the Company president, which acquired the license during 2000 from The People’s Republic of China.  A 2,000,000RMB ($241,633) portion of the purchase price paid in the 2000 transaction was withheld pending further performance by the Republic.  If the payment is not made upon performance, the unpaid amount may become an encumbrance on the land license.

Changzhou Broadway carries insurance on its vehicles; it does not carry insurance of other types.

9.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not anticipate the adoption of recently issued accounting pronouncements to have a significant effect on the company’s results of operations, financial position, or cash flows.

                                                                          -F12-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

Consolidated Financial Statements

DECEMBER 31, 2002

                                                                          -F13-

ROBERT G. JEFFREY

CERTIFIED PUBLIC ACCOUNTANT

61 BERDAN AVENUE

WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE

TEL:  973-628-0022

    IN NEW YORK AND NEW JERSEY

FAX:  973-696-9002

MEMBER OF AICPA

E-MAIL:  rgjcpa@erols.com

    PRIVATE COMPANIES PRACTICE SECTION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Broadway International Development Corporation

I have audited the accompanying consolidated balance sheet of Broadway International Development Corporation (a development stage company) as of December 31, 2002, and the related consolidated statements of operations and deficit accumulated during development stage, changes in stockholders’ equity, and cash flows for the years ended December 31, 2002 and 2001 and the period from December 18, 1995 (date of inception) to December 31, 2002.  These financial statements are the responsibility of the Company management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadway International Development Corporation and its subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 and the period from December 18, 1995 (date of inception) to December 31, 2002 in conformity with U. S. generally accepted accounting principles.

As described in Note 7 to the financial statements, the Company previously treated the reverse merger of the Company and its subsidiary as an acquisition employing the purchase method of accounting.  The financial statements have been restated to treat this reverse merger as an acquisition of the Company by Changzhou Broadway Business Development Corporation.  The effect of this revision on the statement of operations and on net loss per share is described in Note 7.  In addition, Note 6 had previously stated that Chinese law does not permit carryforward of net operating losses,

/s/Robert G. Jeffrey

ROBERT G. JEFFREY

April 16, 2003, except for the changes described in Notes 6, 7, and 9, which is December 27, 2003.

Wayne, New Jersey

                                                                          -F14-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

December 31, 2002 (Restated)

ASSETS

Current Assets:
Cash	$ 621,157
Miscellaneous receivables	242
Total current assets	621,399

Fixed Assets:
Office equipment	967
Less accumulated depreciation	870
Net fixed assets	97

Land Held for Development	2,598,043

Total Assets	$3,219,539

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Customer deposits	$ 35,460
Accrued liabilities	3,798
Shareholder advances	16,310
Due to affiliate	638,866
Total current liabilities	694,434

Stockholders’ Equity:
Common stock: authorized 200,000,000 shares of $.001 par value; 25,000,000 issued and outstanding	25,000
Additional paid-in capital	2,927,250
Deficit accumulated during development stage	(414,920)
Deficit accumulated prior to development stage	(12,225)

Total stockholders’ equity	2,525,105

Total Liabilities and Stockholders’ Equity	$3,219,539

The accompanying notes are an integral part of these financial statements.

                                                                          -F15-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

April 1, 1999 (Date of Inception) To December 31, 2002 (Restated)		Years Ended December 31,
		2002 (Restated)	2001 (Restated)

$ -	Revenue	$ -	$ -
415,772	Expenses	150,784	206,844

(415,772)	Operating loss	(150,784)	(206,844)
852	Other income - interest	852	-___

$ (414,920)	Loss accumulated during development stage	$(149,932)	$(206,844)

	Net loss per share - Basic and Diluted	$ (.01)	$ (.01)

	Weighted average number of shares outstanding	25,000,000	23,031,250

The accompanying notes are an integral part of these financial statements.

                                                                          -F16-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2002,  and the Five Month Period Ended December 31, 2001

(Restated)

	Common Stock			Deficit Accumulated	Deficit Accumulated
	Shares	Amount	Additional Paid in Capital	During Development Stage	Prior to Development Stage	Total

Balance January 1, 2001	20,125,000	$ -	$ 97,257	$ (58,144)	$ (12,225)	$ 26,888

Shares issued to acquire land	2,625,000	-	2,598,043			2,598,043

Shares issued in reverse merger	-	-	-			-

Recapitalization - par value assigned	-	22,750	(22,750)			-

Shares issued for services	2,250,000	2,250	254,700			256,950

Net loss for period				(206,844)	(12,225)	(206,844)

Balance, December 31, 2001	25,000,000	25,000	2,927,250	(264,988)	(12,225)	2,675,037

Net loss for period				(149,932)		(149,932)

Balance, December 31, 2002	25,000,000	$25,000	$2,927,250	$(414,920)	$ (12,225)	$2,525,105

The accompanying notes are an integral part of these financial statements.

                                                                          -F17-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		April 1, 1999 (Date of Inception) To December 31, 2002 (Restated)
	2002 (Restated)	2001 (Restated)
CASH FLOWS FROM OPERATIONS:
Net loss	$ (149,932)	$(206,844)	$ (414,920)
Charges not requiring the outlay of cash:
Depreciation	-	29	377
Common stock issued for services	50,382	206,568	256,950
Write off of inventories	-	-	52,702
Changes in assets and liabilities:
Increase in miscellaneous receivables	-	2,531	(242)
Increase in customer deposits	-	-	9,062
Increase in accrued liabilities	-	-	381
Decrease in advances to suppliers	-	-	8,000
Decrease in prepaid expenses	-	-	1,733

Net Cash Provided (Consumed) By Operating Activities	(99,550)	2,284	(85,957)

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances received from affiliate	718,402	-	718,402
Repayments of advances from affiliate	-	-	(57,978)
Repayments of advances to affiliate	-	-	63,871
Common stock redemptions	-	-	(23,560)

Net Cash Provided By Financing Activities	718,402	-	700,735
Net Change in Cash Balances	618,852	2,284	614,778
Cash balance, beginning of period	2,305	21	6,379

Cash balance, end of period	$ 621,157	$ 2,305	$621,157

The accompanying notes are an integral part of these financial statements.

                                                                          -F18-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1.

ORGANIZATION and BUSINESS

Organization of Company

The Company is a Nevada Corporation, formed July 31, 2001, as Magnum Industries, Inc.  The name was changed to Broadway International Development Corporation on May 16, 2002.

On August 2, 2001, the Company acquired all of the outstanding stock of Changzhou Broadway Business Development Corporation (Changzhou Broadway), a company incorporated in The People’s Republic of China, in return for 22,750,000 shares of common stock.  This acquisition has been treated in substance as a capital transaction; it was accounted for as a reverse merger, a procedure that treats the transaction as though Changzhou Broadway had acquired the Company.

Development Stage Accounting

The Company has been a development stage company, as defined in Statement of Financial Accounting Standards No. 7, since April 1, 1999.  Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses.  From April 1, 1999 to December 31, 2002, the Company has been in the development stage and all its efforts have been devoted to acquiring Changzhou Broadway and developing the land as noted above.  Except for interest on bank deposits, no revenue had been realized from April 1, 1999 to December 31, 2002.

Business

Changzhou Broadway was incorporated in December 1995.  Initially, it operated a business selling and installing security systems; it ceased this business in April 1999.  During this time the Company realized total sales of $388,869 and a net loss which totaled $12,225.  On April 2, 2001, Changzhou Broadway acquired a land use license to 75.596.97 square meters of land in the district of Changzhou.  The license was acquired from a company which had acquired it during the year 2000 from The People’s Republic of China.  This license grants to the holder of the license, until the year 2070, the same authority over the land as if it owned the land.  Changzhou Broadway intends to develop the land in three phases, constructing office space, townhouses and single family dwellings.  These units will then be sold.  The first phase will be completed by October 30, 2004

The Company constructs and sells housing units to a large number of potential homeowners.  The Company purchases 50% of its building materials from a small number of major suppliers.  The Company does not view this as a significant risk.

                                                                          -F19-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Statements

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Changzhou Broadway.  All significant intercompany balances and transactions have been eliminated in consolidation.

Cash

For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentrations Of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash.  At December 31, 2002, Company cash balances were on deposit at a financial institution in the People’s Republic of China.  These balances are denominated in the currency of the People’s Republic of China, a currency which is not free trading.

Recognition Of Revenue

Revenue will be recognized when the provisions required by Statement of Financial Accounting Standards No. 66 for the full accrual method have been met.  These include requirements that the buyer and seller are bound by the terms of a contract; all consideration has been exchanged; any permanent financing for which the seller is responsible has been arranged; and all conditions precedent to closing have been performed.  It also includes requirements that a buyer’s continuing investment is adequate to demonstrate a commitment to pay for the property; that any obligation received as part of the consideration for a sale is not subject to future subordination; and that the risks and rewards of ownership have been transferred and there is no continuing involvement with the property.

Fair Value Of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, accounts payable, accrued liabilities and amounts due to an affiliate, approximate their fair values at December 31, 2002.

Fixed Assets

Fixed assets are recorded at cost.  Depreciation is computed using the straight line method, with lives of seven years for furniture and equipment and five years for vehicles and computers.

Land Held For Development

Land held for development is recorded at the cost of the land license.

                                                                          -F20-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Income Taxes

Deferred income taxes are recorded to reflect the tax consequences or benefits to future years of any temporary differences between the tax basis of assets and liabilities and amounts recorded on the accounting records, and of net operating loss carryforwards.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimated.

Advertising Costs

The Company will expense advertising costs when the advertisement occurs.  There has been no spending thusfar on advertising.

Net Income Per Share

The Company computes net income (loss) per common share in accordance with SFAS No. 128, “Earnings Per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”).  Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per common share are computed by dividing the net income available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period.  Accordingly the number of weighted average shares outstanding as well as the amount of net income per share are presented for basic and diluted per share calculations for all periods reflected in the accompanying financial statements.

Segment Reporting

Management will treat the operations of the Company as one segment.

3.

COMMON STOCK

During the year 2001, the Company issued 22,750,000 shares of its common stock to acquire Changzhou Broadway.  An additional 2,250,000 shares of common stock was issued during 2001 for services provided by two consultants.  The stock issued for Changzhou Broadway was valued on the basis of land (the principal asset of Changzhou Broadway) which had recently been acquired in a cash transaction.  The value of the shares issued for consulting services was based on the fair value of the services rendered.

                                                                          -F21-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

4.

RELATED PARTY TRANSACTIONS

The majority owner of Changzhou Broadway at the time of its acquisition was the Company president, who is also the majority shareholder of the Company. A company controlled by the Company president advanced $718,402 to the Company during 2002.  This advance does not bear interest and is due on demand.

The land license which is held by Changzhou Broadway was acquired on April 2, 2001 from a company controlled by the Company president.  This latter company acquired the license for cash during the year 2000 from the People’s Republic of China.

1.

CUSTOMER DEPOSITS

Two customers prepaid for security systems during 1997 and 1998, but were not ready to receive installation.  These customers are expected to be ready for installation during 2004, at which time installation will be accomplished.

6.

INCOME TAXES

The Company has experienced losses totaling $427,145 during its period of existence.  These losses are composed of $256,950 from the Company and $170,195 from Changzhou Broadway.  The United States Internal Revenue Code allows net operating losses (NOL’s) to be carried forward and applied against future profits for a period of twenty years.  A similar provision of the tax laws of China allows carryforwards for five years.  The potential benefit of the NOL’s has been recognized on the books of the Company, but it has been offset by a valuation allowance.  If not used, the potential benefit of these NOL carryforwards will expire as follows:

United

China

 States

2003

$21,466

2004

    5,115

2005

  53,029

2006

       276

2007

  99,550

2022

$256,950

                                                                          -F22-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

6.

INCOME TAXES (CONT’D)

Under Statement of Financial Accounting Standards No.  109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.  The Company has recorded noncurrent deferred tax assets as follows:

United

 States

 China

   Total

Deferred Tax Assets

$87,363

$59,214

$146,577

Valuation Allowance

  87,363

  59,214

  146,577

    Balance Recognized

$    -

$    -

$      -

7.

REVISION OF FINANCIAL STATEMENTS

These financial statements have been revised to reflect a change in the accounting for the reverse merger of the Company and Changzhou Broadway.  This transaction had previously been accounted for as though the Company had acquired Changzhou Broadway.  This revision caused changes in the stockholders' equity section of the balance sheet, an increase of $79,589 in the net loss of the year 2001 and an increase of $137,733 in the net loss accumulated during development stage.  There was no change in the net loss per share for any period reported.

8.

EARNINGS PER SHARE

        Weighted

          Net

    Average Shares

         Per Share

         Loss

      Outstanding

          Amount

      Year 2002

Loss allocable to

    common shareholders   $(149,932)

        25,000,000

$(.01)

                              Year 2001

Loss allocable to

    common shareholders   $(206,844)

        23,031,250

$( .01)

                                                                          -F23-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

9.

RENTALS UNDER OPERATING LEASES

 The Company conducts its operations from office space in Vancouver, Canada.  Changzhou Broadway operates from office space in China.  The Vancouver facility has thusfar been occupied without charge.  The Changzhou facility is occupied under a contract which deals with management, training, and occupancy.  Payments under this contract are required upon completion of each phase of the project.  Amounts that accrue under this contract will be recorded during the periods serviced.  No charges accrued under this contract during either 2002, or 2001.  The Company did not incur any rent expense in 2002 or 2001.

10.

EXPENSES

Expenses reported on the statement of operations for the years 2002 and 2001 were composed principally of consulting fees, as follows:

    2002

    2001

Consulting fees

$150,531

$206,568

Other expenses

         253

         276

Total expenses

$150,784

$206,844

11.

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

There was no cash paid for interest or income taxes during either of the periods presented.

The following non-cash financing and investing activity occurred:

During 2001, the Company issued 22,750,000 shares of common stock to acquire the assets of Changzhou Broadway.  This transaction was treated as a reverse merger, so no cash was acquired by this transaction.  In addition, the Company issued 1,625,000 shares to a consultant which assisted in arranging for the acquisition of Changzhou Broadway.

                                                                          -F24-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

12.

CONTINGENCY

The land license acquired by Changzhou Broadway during 2001 was acquired from a company controlled by the Company president, which acquired the license during 2000 from The People’s Republic of China.  A 2,000,000RMB ($241,633) portion of the purchase price paid in the 2000 transaction was withheld pending further performance by the Republic.  If the payment is not made upon performance, the unpaid amount will become an encumbrance on the land license.

The Company has a consulting agreement with a firm that is assisting with development of the land and providing other services.  The fee for the consulting is $250,000.  This fee is being expensed over the period in which services are performed.  A total of $100,000 had been paid and expensed at December 31, 2002; the balance is due July 31, 2003.

Changzhou Broadway carries insurance on its vehicles; it does not carry insurance of any other type.

                                                                          -F25-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	March 30, 2004 (Unaudited)	December 31, 2003 (Audited)

ASSETS

Current Assets:
Cash	$ 733,558	$ 175,641
Other receivables	376	285
Advances to suppliers	1,100,945	565,789
Advances to affiliate	6,457,654	6,552,400
Prepaid expenses	1,169,755	1,105,177
Total current assets	9,462,288	8,399,292

Fixed Assets:
Office equipment and vehicles	107,383	107,383
Less accumulated depreciation	15,565	10,510
Net fixed assets	91,818	96,873

Other Assets:
Land Held for Development	2,598,043	2,598,043
Construction in progress	6,839,502	5,504,949
Total other assets	9,437,545	8,102,992

Total Assets	$18,991,651	$16,599,157

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Customer deposits	$16,822,877	$14,361,567
Accounts payable	861,721	614,147
Accrued liabilities	81,576	65,853
Total current liabilities	17,766,174	15,041,567
Stockholders’ Equity:
Common stock: authorized 200,000,000 shares of $.001 par value; 25,000,000 issued and outstanding	25,000	25,000
Additional paid-in capital	2,927,250	2,927,250
Deficit accumulated during development stage	(1,714,548)	(1,382,435)
Deficit accumulated prior to development stage	(12,225)	(12,225)
Total stockholders’ equity	1,225,477	1,557,590

Total Liabilities and Stockholders’ Equity	$18,991,651	$16,599,157

The accompanying notes are an integral part of these financial statements.

                                                                          -F26-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

	Three Month Periods Ended March 31,		April 1, 1999 (Date of Inception) To March 31, 2004
	2004	2003

Revenue	$ -	$ -	$ -
Expenses	331,636	3,263	1,698,822

Operating Loss	(331,636)	(3,263)	(1,698,822)

Other income (expense):
Interest income	810	665	12,108
Interest expense	(1,287)	-	(1,287)
Other non-operating expense	-	-	(26,547)

Loss accumulated during development stage	$ (332,113)	$ (2,598)	$(1,714,548)

Net loss per share - Basic and Diluted	$ (.01)	$ -

Weighted average Number of shares Outstanding	25,000,000	25,000,000

The accompanying notes are an integral part of these financial statements.

                                                                          -F27-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Month Periods Ended March 31,		April 1, 1999 (Date of Inception) To March 31, 2004
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (332,113)	$ (2,598)	$ (1,714,548)
Charges not requiring the outlay of cash:
Depreciation	5,055	-	15,072
Common stock issued for services	-	-	256,950
Write off of inventories	-	-	52,702
Changes in assets and liabilities:
Increase in miscellaneous receivables	(91)	-	(376)
Increase in customers deposits	2,461,310	-	16,796,478
Increase in accounts payable and accrued liabilities	263,297	-	939,879
Increase in advances to Suppliers	(535,156)	-	(1,092,945)
Increase in prepaid expenses	(64,578)	-	(1,168,021)

Net Cash Provided (Consumed) By Operating Activities	1,797,724	(2,598)	14,085,191

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers and vehicles	-	-	(106,416)
Increase in construction in progress	(1,334,553)	-	(6,839,502)

Net Cash Consumed By Investing Activities	(1,334,553)	-	(6,945,918)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances received from affiliate	-	-	718,402
Repayments of advances from affiliate	-	(684,694)	(776,380)
Advance to affiliate	-	-	(8,230,985)
Repayments of advances to affiliate	94,746	79,536	1,916,739
Common stock redemptions	-	-	(23,560)
Repayment of shareholder advances	-	-	(16,310)

Net Cash Provided (Consumed) By Financing Activities	94,746	(605,158)	(6,412,094)
Net Change in Cash Balances	557,917	(607,756)	727,179
Cash balance, beginning of period	175,641	621,157	6,379

Cash balance, end of period	$ 733,558	$ 13,401	$ 733,558

The accompanying notes are an integral part of these financial statements.

                                                                          -F28-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

March 31, 2004

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Broadway International Development Corporation (the “Company”) as of March 31, 2004 and for the three month periods ended March 31, 2004 and 2003, respectively, have been prepared in accordance with generally accepted accounting principles.  In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods.  The results of operations for the quarter ended March 31, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

Certain information and disclosures normally included in the notes to the consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading.  The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2003.

2.

RELATED PARTY TRANSACTIONS

Through December 31, 2003, the Company had advanced $6,552,400 to a company controlled by the Company president and majority shareholder. Of that advance, $94,746 was repaid during the quarter.

                                                                          -F29-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS
Current Assets:
Cash	$ 1,645,655	$ 175,641
Advances to suppliers	1,501,624	565,789
Advances to affiliate	7,194,636	6,552,400
Prepaid expenses	1,401,276	1,105,177
Other receivables	60,596	285
Total current assets	11,803,787	8,399,292

Fixed Assets:
Office equipment and vehicles	109,026	107,383
Less accumulated depreciation	20,672	10,510
Net fixed assets	88,354	96,873

Other Assets:
Land Held for Development	2,598,043	2,598,043
Construction in progress	7,285,027	5,504,949
Total other assets	9,883,070	8,102,992

Total Assets	$21,775,211	$16,599,157

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Customer deposits	$19,630,981	$14,361,567
Accounts payable	1,096,400	614,147
Accrued liabilities	75,720	65,853
Total current liabilities	20,803,101	15,041,567

Stockholders’ Equity:
Common stock: authorized 200,000,000 shares of $.001 par value; 25,000,000 issued and outstanding	25,000	25,000
Additional paid-in capital	2,927,250	2,927,250
Deficit accumulated during development stage	(1,967,915)	(1,382,435)
Deficit accumulated prior to development stage	(12,225)	(12,225)
Total stockholders’ equity	972,110	1,557,590

Total Liabilities and Stockholders’ Equity	$21,775,211	$16,599,157

The accompanying notes are an integral part of these financial statements.

                                                                          -F30-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

	Six Month Periods Ended June 30,		April 1, 1999 (Date of Inception) To June 30, 2004
	2004	2003

Revenue	$ -	$ -	$ -
Expenses	670,027	118,557	2,037,213

Operating Loss	(670,027)	(118,557)	(2,037,213)

Other income (expense):
Interest income	2,505	1,350	13,803
Interest expense	(2,367)	-	(2,367)
Non-operating income	84,409	-	57,862

Loss accumulated during development stage	$ (585,480)	$ (117,207)	$(1,967,915)

Net loss per share - Basic and Diluted	$ (.02)	$ -

Weighted average Number of shares Outstanding	25,000,000	25,000,000

The accompanying notes are an integral part of these financial statements.

                                                                          -F31-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

	Three Month Periods Ended June 30,		April 1, 1999 (Date of Inception) To June 30, 2004
	2004	2003

Revenue	$ -	$ -	$ -
Expenses	338,391	115,294	2,037,213

Operating Loss	(338,391)	(115,294)	(2,037,213)

Other income (expense):
Interest income	1,695	685	13,803
Interest expense	(1,080)	-	(2,367)
Non-operating income	84,409	-	57,862

Loss accumulated during development stage	$ (253,367)	$ (114,609)	$(1,967,915)

Net loss per share - Basic and Diluted	$ (.01)	$ -

Weighted average Number of shares Outstanding	25,000,000	25,000,000

The accompanying notes are an integral part of these financial statements.

                                                                          -F32-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Month Periods Ended June 30,		April 1, 1999 (Date of Inception) To June 30, 2004
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (585,480)	$ (117,207)	$ (1,967,915)
Charges not requiring the outlay of cash:
Depreciation	10,162	-	20,179
Common stock issued for services	-	-	256,950
Write off of inventories	-	-	52,702
Changes in assets and liabilities:
Decrease (increase) in miscellaneous receivables	(60,311)	-	(60,596)
Increase in customers deposits	5,269,414	6,516,890	19,604,583
Increase in accounts payable and accrued liabilities	492,120	950	1,168,702
Increase in advances to suppliers	(935,835)	(218,140)	(1,493,624)
Increase in prepaid expenses	(296,099)	(104,638)	(1,399,543)

Net Cash Provided By Operating Activities	3,893,971	6,077,855	16,181,438

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers and vehicles	(1,643)	(91,597)	(108,059)
Increase in construction in progress	(1,780,078)	(827,154)	(7,285,027)
Net Cash Consumed By Investing Activities	(1,781,721)	(918,751)	(7,393,086)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances received from affiliate	-	-	718,402
Repayment of advances from affiliate	-	(718,402)	(776,380)
Advance to affiliate	(736,982)	(2,570,537)	(8,967,967)
Repayment of advances to affiliate	94,746	79,536	1,916,739
Common stock redemptions	-	-	(23,560)
Repayment of shareholder advances	-	-	(16,310)

Net Cash Consumed By Financing Activities	(642,236)	(3,209,403)	(7,149,076)
Net Change in Cash Balances	1,470,014	1,949,701	1,639,276
Cash balance, beginning of period	175,641	621,157	6,379

Cash balance, end of period	$ 1,645,655	$ 2,570,858	$ 1,645,655

The accompanying notes are an integral part of these financial statements.

                                                                          -F33-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

June 30, 2004

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Broadway International Development Corporation (the “Company”) as of June 30, 2004 and for the three and six month periods ended June 30, 2004 and 2003, respectively, have been prepared in accordance with U.S. generally accepted accounting principles.  In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods.  The results of operations for the three month and six month periods ended June 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

Certain information and disclosures normally included in the notes to the consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading.  The accompanying unaudited consolidated financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2003.

2.

RELATED PARTY TRANSACTIONS

Through December 31, 2003, the Company had advanced $6,552,400 to a company controlled by the Company president and majority shareholder.  This advance was increased by $642,236 during the six months ended June 30, 2004.

3.

MODERN TOWN PROJECT

Construction began during the second quarter of 2003 on a real estate development which the Company has named Modern Town.  This project is expected to have a five year duration and to be developed in three phases.  The first phase will be completed October 30, 2004.  Through June 30, 2004, $7,285,027 had been spent on construction; an additional $1,501,624 had been advanced to suppliers.

Sales activity also began during the second quarter of 2003.  Deposits totaling $19,630,981 were received from purchasers through June 30, 2004.  The sales contracts require delivery of units by October 30, 2004.  If a unit is not delivered by October 30, 2004, a penalty of .005% per day of the amount deposited is to be paid to the buyer.  If the unit is not delivered by December 31, 2004, a further penalty is due and the buyer can cancel the contract and demand reimbursement of the deposit.

                                                                          -F34-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS

Current Assets:
Cash	$ 40,334	$ 175,641
Advances to suppliers	1,626,167	565,789
Advances to affiliate	12,432,159	6,552,400
Prepaid expenses	2,215,014	1,105,177
Other receivables	65,755	285
Total current assets	16,379,429	8,399,292

Fixed Assets:
Office equipment and vehicles	109,026	107,383
Less accumulated depreciation	25,804	10,510
Net fixed assets	83,222	96,873

Other Assets:
Land Held for Development	2,598,043	2,598,043
Construction in progress	8,375,639	5,504,949
Total other assets	10,973,682	8,102,992

Total Assets	$27,436,333	$16,599,157

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Customer deposits	$25,355,830	$14,361,567
Accounts payable	1,390,092	614,147
Accrued liabilities	35,932	65,853
Total current liabilities	26,781,854	15,041,567
Stockholders’ Equity:
Common stock: authorized 200,000,000 shares of $.001 par value; 25,000,000 issued and outstanding	25,000	25,000
Additional paid-in capital	2,927,250	2,927,250
Deficit accumulated during development stage	(2,285,546)	(1,382,435)
Deficit accumulated prior to development stage	(12,225)	(12,225)
Total stockholders’ equity	654,479	1,557,590

Total Liabilities and Stockholders’ Equity	$27,436,333	$16,599,157

The accompanying notes are an integral part of these financial statements.

                                                                          -F35-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

	Nine Month Periods Ended September 30,		April 1, 1999 (Date of Inception) To September 30, 2004
	2004	2003

Revenue	$ -	$ -	$ -
Expenses	987,998	288,758	2,355,184

Operating Loss	(987,998)	(288,758)	(2,355,184)

Other income (expense):
Interest income	3,657	7,835	14,955
Interest expense	(3,135)	-	(3,735)
Non-operating income	84,365	-	57,818

Loss accumulated during development stage	$ (903,111)	$ (280,923)	$(2,285,546)

Net loss per share - Basic and Diluted	$ (.04)	$ (.01)

Weighted average Number of shares Outstanding	25,000,000	25,000,000

The accompanying notes are an integral part of these financial statements.

                                                                          -F36-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

	Three Month Periods Ended September 30,		April 1, 1999 (Date of Inception) To September 30, 2004
	2004	2003

Revenue	$ -	$ -	$ -
Expenses	317,971	170,201	2,355,184

Operating Loss	(317,971)	(170,201)	(2,355,184)

Other income (expense):
Interest income	1,152	6,485	14,955
Interest expense	(768)	-	(3,135)
Non-operating income	(44)	-	57,818

Loss accumulated during development stage	$ (317,631)	$ (163,716)	$(2,285,546)

Net loss per share - Basic and Diluted	$ (.01)	$ (.01)

Weighted average Number of shares Outstanding	25,000,000	25,000,000

The accompanying notes are an integral part of these financial statements.

                                                                          -F37-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Month Periods Ended September 30,		April 1, 1999 (Date of Inception) To September 30, 2004
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (903,111)	$ (280,923)	$ (2,285,546)
Charges not requiring the outlay of cash:
Depreciation	15,294	4,702	25,311
Common stock issued for services	-	-	256,950
Write off of inventories	-	-	52,702
Changes in assets and liabilities:
Decrease (increase) in miscellaneous receivables	(65,470)	(1,322)	(65,755)
Increase in customers deposits	10,994,263	11,531,355	25,329,432
Increase in accounts payable and accrued liabilities	746,024	24,644	1,422,606
Increase in advances to suppliers	(1,060,378)	(1,027,181)	(1,618,167)
Increase in prepaid expenses	(1,109,837)	(866,191)	(2,213,281)

Net Cash Provided By Operating Activities	8,616,785	9,385,084	20,904,252

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers and vehicles	(1,643)	(106,416)	(108,059)
Increase in construction in progress	(2,870,690)	(3,913,362)	(8,375,639)
Net Cash Consumed By Investing Activities	(2,872,333)	(4,019,778)	(8,483,698)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances received from affiliate	-	-	718,402
Repayment of advances from affiliate	-	(718,402)	(776,380)
Advance to affiliate	(7,484,716)	(2,570,537)	(15,715,701)
Repayment of advances to affiliate	1,604,957	1,758,121	3,426,950
Common stock redemptions	-	-	(23,560)
Repayment of shareholder advances	-	(16,310)	(16,310)

Net Cash Consumed By Financing Activities	(5,879,759)	(1,547,128)	(12,386,599)

Net Change in Cash Balances	(135,307)	3,818,178	33,955
Cash balance, beginning of period	175,641	621,157	6,379

Cash balance, end of period	$ 40,334	$ 4,439,335	$ 40,334

The accompanying notes are an integral part of these financial statements.

                                                                          -F38-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

September 30, 2004

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Broadway International Development Corporation (the “Company”) as of September 30, 2004 and for the three and nine month periods ended September 30, 2004 and 2003, respectively, have been prepared in accordance with U. S. generally accepted accounting principles.  In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods.  The results of operations for the three month and nine month periods ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

Certain information and disclosures normally included in the notes to the consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading.  The accompanying unaudited consolidated financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2003.

2.

RELATED PARTY TRANSACTIONS

Through December 31, 2003, the Company had advanced $6,552,400 to a company controlled by the Company president and majority shareholder.  This advance was increased by $5,874,774 during the nine months ended September 30, 2004.

3.

MODERN TOWN PROJECT

Construction began during the second quarter of 2003 on a real estate development which the Company has named Modern Town.  This project is expected to have a five year duration and to be developed in three phases.  The first phase will be completed October 30, 2004.  Through September 30, 2004, $8,375,639 had been spent on construction; an additional $1,626,167 had been advanced to suppliers.

Sales activity also began during the second quarter of 2003.  Deposits totaling $25,355,830 were received from purchasers through September 30, 2004.  The sales contracts require delivery of units by October 30, 2004.  If a unit is not delivered by October 30, 2004, a penalty of .005% per day of the amount deposited is to be paid to the buyer.  If the unit is not delivered by December 31, 2004, a further penalty is due and the buyer can cancel the contract and demand reimbursement of the deposit.

                                                                          -F39-

BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

September 30, 2004

4.

SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION

Interest of $3,135 was paid during the 2004 period; there was no cash paid for interest during the 2003 period.  Taxes were paid during the 2004 and 2003 periods in the amounts of $972,313 and $685,808, respectively.  These taxes are based on revenue.  They have not been expensed on the statement of operations as the revenue has not yet been recognized.

                                                                          -F40-

______________________________________________________

PART III

ITEM  1.

 INDEX  TO  EXHIBITS

(1)

Financial  Statements  Filed  as  Part  of  the  Registration  Statement

See  "Financial  Statements".

ITEM  2.     DESCRIPTION  OF  EXHIBITS

Exhibit No.

Description

3.1

Certificate of Incorporation, dated July 31, 2001 (1)

3.1 (a)

Articles of Incorporation, dated July 31, 2001 (1)

3.1 (b)

Certificate Amending Articles of Incorporation dated June 4, 2002 (1)

3.1 (c)

Certificate of Amendment to Articles of Incorporation dated May 30, 2002 (1)

3.2

Bylaws, effective July 31, 2001 (1)

10.1

Land License - People's Republic of China Land Resource Bureau, granted to Changzhou Broadway Business Development Co., Ltd (Revised) *

10.2

Consulting Agreement between Magnum Industries Inc. and McLaren Consultations Ltd. effective July 31, 2001 (1)

10.3

Consulting Agreement between Magnum Industries Inc. and En Marine International  Group Inc. made as of August 2,2001 (1)

10.4

Share Exchange Agreement between Magnum Industries Inc. and Changzhou Broadway Business Development Co. Ltd. dated August 2, 2001 (1)

10.5

Assets and Share Exchange Agreement between Changzhou Broadway Group Co. Ltd.  and Changzhou Broadway Business Development (1)

10.6

Consultation  Agreement  between  Global  Projects  Consultations  Inc. and Changzhou  Broadway  Business  Development Co. Ltd. dated September 9, 2002 (1)

10.7

Addendum  to  Consultation  Agreement between Global Projects Consultations Inc.  and  Changzhou  Broadway Business Development Co. Ltd. dated February 25,  2003. (1)

______________________________________________________

10.8

Standard Purchase Contract-Modern Town Units (1)

31

302 Sarbannes-Oxley Sec 302 Certifications *

32

906 Sarbannes-Oxley Sec 906 Certifications *

* Filed herewith

(1) Incorporated by reference from our Form 10SB-2 that was originally filed with the commission on February 17, 2004.

______________________________________________________

SIGNATURES

In  accordance  with  Section  12  of  the  Securities Exchange Act of 1934, the registrant  caused this registration statement to be signed on its behalf by the undersigned,  thereunto  duly  authorized.

Date:   January 4, 2005

BROADWAY  INTERNATIONAL

DEVELOPMENT  CORPORATION

By:  /s/ Jiaping Jiang

JIAPING  JIANG,

Director  and  President